canopy growth corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the three months AND year ENDED march 31, 2018

june 27, 2018

Canopy Growth Corporation (“the Company” or “Canopy Growth”) is a publicly traded corporation, incorporated in Canada, with its head office located at 1 Hershey Drive, Smiths Falls, Ontario. Common shares of Canopy Growth trade on the Toronto Stock Exchange (“TSX”) under the ticker symbol “WEED” and since May 24, 2018 trade on the New York Stock Exchange (“NYSE”) under the symbol “CGC”.

This Management’s Discussion and Analysis of the Financial Condition and Results of Operation (“MD&A”) is dated June 27, 2018. It should be read in conjunction with the Company’s audited consolidated financial statements (the “Annual Financial Statements”) for the year ended March 31, 2018, including the accompanying notes.

This MD&A was prepared with reference to National Instrument 52-109 – Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with Canadian disclosure requirements which may differ from U.S. disclosure requirements. This MD&A provides information for the three months and year ended March 31, 2018 and up to and including June 27, 2018.

The Annual Financial Statements and this MD&A have been reviewed by the Company’s Audit Committee and was approved by the Company’s Board of Directors on June 27, 2018.

The accompanying Annual Financial Statements were prepared in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board and include the accounts of the Company and its subsidiaries and the Company’s interests in affiliated companies (see page 5). All intercompany balances and transactions have been eliminated on consolidation.

Additional information filed by us with the Canadian Securities Administrators, including quarterly reports, annual reports and annual information forms are available on-line at www.sedar.com or at www.sec.gov/edgar and also on the Company’s website at www.canopygrowth.com, and Short Form Prospectus with respect to the bought deal dated January 31, 2018 is available on-line at www.sedar.com.

Canopy Growth does not engage in any U.S. marijuana-related activities as defined in Canadian Securities Administrators Staff Notice 51-352. While the Company has a number of partnerships with U.S.-based companies that may themselves participate in the U.S. cannabis market, these relationships are licensing relationships that see intellectual property developed in the United States brought into Canada, and in no manner involve Canopy Growth in any US activities respecting cannabis.

Financial information contained herein is expressed in thousands of Canadian dollars, except share and per share amounts, or as otherwise stated.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain “forward-looking statements” and forward-looking information within the meaning of Canadian securities laws, including but not limited to statements relating to:

•	assumptions and expectations described in the Company’s critical accounting policies and estimates;
•	the Company’s expectations regarding the adoption and impact of certain accounting pronouncements;
•	the Company’s expectations regarding legislation, regulations and licensing related to the cultivation, production and sale of cannabis products by the Company’s wholly-owned subsidiaries;
•	the expected number of users of cannabis or the size of the legal cannabis market in Canada and internationally;
•	the expected number of users of recreational cannabis or the size of the recreational cannabis market in Canada and internationally;
•

the potential time frame for the implementation of legislation to legalize regulated recreational cannabis use in Canada and internationally and the potential form implementation of the final legislation will take, including the method of delivery and framework adopted or to be adopted by various Canadian provinces or other jurisdictions;

•	the potential size of the regulated recreational cannabis market in Canada should regulated recreational use be legalized;
•	the ability to enter and participate in international market opportunities;
•	the Company’s expectations with respect to the Company’s future financial and operating performance;
•	the Company’s expectations with respect to future performance, results and terms of strategic initiatives, strategic agreements and supply agreements;
•	product sales expectations;
•	development of affiliated brands, product diversification and future corporate development;
•	anticipated results of research and development;
•	inventory and production capacity expectations including discussions of plans or potential for expansion of capacity at existing or new facilities;
•	expectations with respect to future expenditures and capital activities;
•	statements about expected use of proceeds from fund raising activities; and
•	the Company’s ability to achieve profitability without further equity financing.

The words “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates” “forecasts”, “intends”, “anticipates”, or “believes” or variation (including negative variations) of such words and phrases, or statements that certain actions, events, or results “may”, “could”, “would”, “might”, or “will” be taken, occur or to achieve are all forward-looking statements. Forward-looking statements are based on the reasonable assumptions, estimates, internal and external analysis and opinions of management made in light of its experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable at the date that such statements are made. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, but are not limited to, the factors discussed in the section entitled “RISKS AND UNCERTAINTIES”. Although the Company has attempted to identify important factors that could cause actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events, or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as at the date of the MD&A. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

Accordingly, readers should not place undue reliance on the forward-looking statements. The Company does not undertake to update any forward-looking statements except as required by applicable securities laws.

CORPORATE STRATEGY

Canopy Growth, an early mover in the Canadian market, is a multi-brand cannabis company that believes its strong focus on and investment in brand, market and product differentiation, increased cannabis supply through Company and partner cannabis production platforms, securing channels to market, and education, to help citizens safely, effectively and responsibly use cannabis, will create a dominant global business with the potential to generate a significant and sustained return on invested capital over the long-term.

To achieve this, the Company will continue making deliberate investments, including via acquisition and entering into strategic partnerships to:

•	Increase the strength and differentiation of the Company’s multiple brands;
•	Increase awareness of the healthcare community as to the potential applications of medical cannabis;
•	Increase the efficiency and effectiveness of the Company’s customer engagement resources;
•

Increase the diversity, quality and inventory of products, across value and premium cannabis market segments, through owned production capacity, partner or joint owned capacity as well as partner capacity offtake;

•	Implement robust information technology systems including Enterprise Resources Planning;
•	Drive automation into packaging and shipping to improved distribution capabilities;
•	Drive production and yield efficiencies and focus on cost reduction efforts;
•	Increase the sophistication, capacity and efficiency of the Company’s post-harvest processing capabilities including trimming, drying and oil extraction;
•	Implement effective sales management and market support capabilities in advance of launch of Canadian Regulated Recreational, or Adult Access market;
•	Drive growth in international markets in which cannabis is federally legal;
•	Expand the Company’s business into the development of value-added products in preparation for, and the marketing, production and sale of value-added products as permitted by regulations;
•	Diversify the Company’s business in the distinct but complimentary legal cannabis markets; and
•	Foster a positive, challenging and rewarding work environment for the Company’s staff.

The Company’s strategy is to focus on developing and scaling to be the world’s biggest multi-platform, creator of high value branded offerings in multiple formats for medical cannabis markets in Canada and abroad where federally legal, and for regulated recreational markets when they are federally legal.

During the fourth quarter of fiscal 2018 and since then, the Company has continued to direct significant effort on major expansion plans to increase both capacity and capability and ensuring those plans are well funded as evidenced by the investment on November 2, 2017 of $244,990 by an affiliate of Constellation Brands (“Constellation”) (NYSE: STZ and STZ.B), gross proceeds of $200,680 from the bought deal financing that closed on February 7, 2018 and gross proceeds of $500,000 from the convertible debenture financing that closed on June 20, 2018, including the over-allotment option.

The Company’s expansion plans in Canada have more than tripled the Company’s licensed space in calendar 2018, to over 2.4 million sq. ft., with an additional 3.2 million sq. ft. under development. The Company is also developing over 400,000 sq. ft globally.

Believing that distribution drives revenue and capacity alone does not, Management has invested significant effort in securing channels into the future regulated recreational markets across Canada. This effort has resulted in the Company securing supply related agreements with all five provinces that have announced to date (Newfoundland & Labrador, New Brunswick, Prince Edward Island, Quebec and Yukon), for a total multi‑year commitment of 25,000 kg per annum. Negotiations with remaining provinces are ongoing.

To further strengthen the Company’s channels to market, the Company has undertaken efforts to secure sales licenses (both “brick & mortar” physical stores and online e-commerce) in provinces where private retail will be allowed.  By developing and operating a Tweed “owned” retail channel, the Company believes it will enable the capture of retail gross margin (incremental to wholesale margin), capture higher market share within the owned channel and establish a powerful marketing vehicle to build the Tweed brand in an environment where opportunities to market and build brands is otherwise constrained by regulations.  To date, the Company has secured retail locations in Newfoundland & Labrador and Manitoba as well as permits to apply for retail locations in Saskatchewan.  In addition, the Company has also secured the license to operate online sales of cannabis in Newfoundland & Labrador, Manitoba and Saskatchewan.  The Company is also pursuing a strategic retail presence in Alberta and British Columbia, as permitted by regulations in those provinces.

The Company has also committed to making investments in marketing, branding and sales functions strengthening Canopy Growth’s position in Canadian and international medical markets, as well as for the coming Canadian regulated recreational market expected to commence in October 2018.

The Company is also continuing to invest in its internal administrative and supporting infrastructure, including governance programs, to build a strong and capable organization to maintain its market leadership and capture and scale into new market opportunities.

The Company’s operations are focused on ensuring a consistent selection and availability of cannabis strains for sale in all formats. As at June 27, 2018, there were 41 offerings for sale on the Tweed Main Street online store including dry flower, oils, soft gel capsules across multiple branded categories.

Investment for the Canadian Recreational Cannabis Market

The Company continues to invest significant effort, capital and resources in activities and programs to prepare the Company to participate in and lead the Canadian recreational cannabis market. These investments cover the Company’s entire business operations including production, fulfillment, marketing, sales and general administration. With the passing of Bill C-45 (“The Cannabis Act”) on June 19, 2018 and the expected roll out of the recreational market in October 2018, Management believes the prudent investments being made by the Company will foster strong demand for the Company’s products in the Canadian recreational cannabis market and prepare the Company to supply very large quantities of cannabis and generate significantly greater revenues beginning in the second quarter of fiscal 2019.

The Company continues to invest in the development of marketing and branding programs, the development of new permitted product SKUs, the development of recreational product packaging, building the Company’s business to business sales functions, the development of cannabis retail and education programs as well as the ongoing investment in information technology.

In the third quarter of fiscal 2018, the Company began implementing a series of changes to its operations, primarily at its facility in Smiths Falls, Ontario, to better prepare the Company to become a trusted supplier to the Canadian recreational market.  These changes included:

• The re-purposing of 4 of the 24 flower rooms to provide additional mother/clone rooms for the purpose of cultivating 200,000 clones that helped plant over 1.7 million sq. ft of greenhouses in British Columbia and Quebec in the fourth quarter of fiscal 2018 and in the first quarter of fiscal 2019; and

• The re-purposing of an additional 3 flower rooms to build a large footprint pre-pack room that will help the Company ready a significant amount of product for shipment to provincial and territorial agencies beginning in the second quarter of fiscal 2019.

These operational changes which decreased the amount of cannabis that the Company harvested, combined with higher overheads in the fourth quarter of fiscal 2018, led to decreased gross margins in the fourth quarter of fiscal 2018.

Management Preamble

The Company will no longer report on the weighted average cost per gram metric.  There are three reasons for this.  First, a gram is a measurement of the weight of the plant only.  Management believes it will be more meaningful in the future to consider milligrams of THC or CBD cannabinoid representing ingredients to new, evolving product formats as they are introduced beyond the traditional cannabis flower, including oils and capsules.  Second, management believes other key performance indicators will evolve as the legal recreational and retail market takes hold in Canada.  Lastly, there is no industry standard for cost per gram components or classification to draw a meaningful comparison.

CORPORATE STRUCTURE
Controlled or jointly controlled subsidiaries
Legal entity	Defined as	% Ownership	Accounting method
Tweed Inc.	Tweed	100.0%	Consolidation
Tweed Farms Inc.	Tweed Farms	100.0%	Consolidation
Bedrocan Canada Inc.	Bedrocan Canada	100.0%	Consolidation
Spectrum Cannabis Canada Ltd. (formerly Mettrum Ltd.)	Spectrum Cannabis	100.0%	Consolidation
Tweed Grasslands Cannabis Inc.	Tweed Grasslands	100.0%	Consolidation
Mettrum Hempworks Inc.	Mettrum Hempworks	100.0%	Consolidation
Groupe H.E.M.P.CA	Group H.E.M.P.	75.0%	Consolidation
Spektrum Cannabis GmbH	Spektrum Cannabis	100.0%	Consolidation
Vert Cannabis Inc.	Vert Cannabis	100.0%	Consolidation
2344823 Ontario Inc. d/b/a Bodystream	Bodystream	100.0%	Consolidation
Apollo Applied Research Inc. and Apollo CRO Inc.	together "Apollo"	100.0%	Consolidation
Spot Therapeutics Inc.	Spot	100.0%	Consolidation
Spectrum Cannabis Australia PTY Ltd.	Spectrum Australia	100.0%	Consolidation
Annabis Medical s.r.o.	Annabis Medical	100.0%	Consolidation
Spectrum Chile SpA	Spectrum Chile	85.0%	Consolidation
Les Serres Vert Cannabis	Vert Mirabel	66.7%	Consolidation
Spectrum Cannabis Denmark Aps	Spectrum Cannabis Denmark	62.0%	Consolidation
Grow House JA Limited	Tweed JA	49.0%	Consolidation
Canopy Rivers Corporation	Canopy Rivers	31.5%	Consolidation
BC Tweed Joint Venture Inc.	BC Tweed	66.7%	joint operation

Investments in affiliates
Legal entity	Defined as	% Ownership	Accounting method
Agripharm Corp.	Agripharm	40.0%	equity and FVTPL
Canopy Health Innovations Inc.	Canopy Health	43.0%	Equity
Bedrocan Brasil S.A.	Bedrocan Brasil	39.4%	Equity
Entourage Phytolab S.A.	Entourage	38.5%	Equity
AusCann Group Holdings Ltd.	AusCann	11.0%	FVTOCI and FVTPL
Vapium Incorporated	Vapium	12.2%	Cost
HydRx Farms Ltd. (operating as Scientus Pharma Inc.)	HydRx	8.7%	FVTOCI
TerrAscend Corp	TerrAscend	24.0%	equity and FVTPL
James E. Wagner Cultivation Ltd.	JWC	14.7%	FVTOCI
Radicle Medical Marijuana Inc.	Radicle	23.8%	equity

HIGHLIGHTS

Fourth Quarter 2018 Revenue and Operational

•

Total fourth quarter revenue was $22,806 representing a 55% increase over the quarter ended March 31, 2017 when revenue totaled $14,661 and a 5% increase over revenues of $21,700 in the third quarter of fiscal 2018.

•	Approximately 74,000 registered patients at March 31, 2018 compared to approximately 69,000 at December 31, 2017.
•

2,528 kilograms and kilogram equivalents[1] sold in the fourth quarter ended March 31, 2018, representing an increase of 45% over the fourth quarter of last year, and an increase of 9% over the third quarter of fiscal 2018 in which 2,330 kilograms and kilogram equivalents were sold.

•

Oil sales, including gel caps, accounted for 23% of fourth quarter product revenue (reported revenue net of merchandise revenue, clinic revenue and shipping fees). Oil sales in the fourth quarter accounted for 2,152 litres (or approximately 268 kilogram equivalents) of the kilogram and kilogram equivalents stated above.

•	Average sales price per gram was $8.43 for the fourth quarter, as compared to $8.03 last year in the same quarter and $8.30 in the third quarter of fiscal 2018.
•

Spektrum Cannabis sold 175 kilograms in Germany at an average price of $13.35 per gram, up from 78 kilograms at an average price of $12.61 per gram in the third quarter of fiscal 2018, representing quarter over quarter growth of 124% and 5% respectively.

•	Harvested 4,811 kilograms in the fourth quarter as compared to 7,961 kilograms in the third quarter of fiscal 2018 and 1,980 kilograms in the fourth quarter of fiscal 2017.
•

At quarter end the Company held inventory of 15,726 kilograms of dry cannabis, 6,969 litres of cannabis oils, ranging from concentrated resins, or refined oil, to finished oil, and 356 kilograms softgel capsules., inventories are continuing to be scaled to meet management’s expectation of market demands, including the legalized recreational market expected later in calendar 2018.

•	Consolidated cash and cash equivalents were $322,560 at March 31, 2018

Corporate Initiatives

Securing Channels to Market

•

The Company entered a supply Memorandum of Understanding (“MOU”) with the Province of Prince Edward Island to allocate a minimum supply of 1,000 kg of high-quality cannabis for the first year. The two‑year supply agreement will renew for a third-year upon mutual agreement of the Company and Province; At the time in the fourth quarter, the MOU was the fourth supply-related commitment entered into by the Company (joining commitments signed in prior quarters with Newfoundland & Labrador, New Brunswick, and Quebec.).

•

The Company and partner Delta 9 Cannabis Inc. were conditionally selected by the Government of Manitoba to operate cannabis retail stores in the province after a rigorous and highly competitive RFP process.

Capacity Expansion

•

The Company’s majority owned BC Tweed Joint Venture Inc. ("BC Tweed") received a cultivation licence for its site in Aldergrove, BC. The initial license covered over 400,000 sq. ft. of growing space, allowing vegetative growth so that the mature plants can be spread into the full 1.3 million sq. ft. in the coming months for flowering and ultimate harvest.

International Development

•	Spectrum Cannabis Denmark’s 40,000 m2 facility in Odense, Denmark received a cannabis production licence by Laegemiddelstyrelsen, Denmark’s Medicines Agency.
•	The Company completed a transfer of 1,500 cannabis clones to its Madrid-based partner, Alcaliber SA (“Alcaliber”), completing the first phase of a partnership announced on September 11, 2017.

[1]	Kilogram equivalents refers to cannabis oils where 8 ml is the equivalent of approximately 1 gram of dried cannabis.

Strategic

•

Canopy Growth closed a short form prospectus offering on a bought deal basis. A total of 5,800,000 common shares in the capital of Canopy Growth (the “Shares”) were sold at a price of $34.60 per Share, for aggregate gross proceeds of $200,680,000 (the “Offering”).

Fiscal Year 2018 Revenue and Operational

•	Total revenue in the fiscal year ended March 31, 2018 was $77,948 representing a 95% increase over the prior fiscal year ended March 31, 2017 when revenue totaled $39,895.
•	8,708 kilograms and kilogram equivalents sold in fiscal 2018, representing an increase of 69% over the fiscal year ended March 31, 2017 in which 5,139 kilograms and kilogram equivalents were sold.
•	Average sales price per gram was $8.24 for the fiscal year ended March 31, 2018, as compared to $7.40 in the prior year.
•	Spektrum Cannabis sold 254 kilograms in Germany at an average price of $13.16 per gram, up from 3 kilograms at an average price of $11.93 in the prior fiscal year.
•	Harvested 22,513 kilograms in the fiscal year ended March 31, 2018 as compared to 10,837 kilograms in the prior year period.

   SUBSEQUENT EVENTS

•	Completed a three-year conditional supply agreement with the Société des alcools du Québec ("SAQ") for 12,000 kgs of cannabis products.
•	Majority owned Serres Vert Cannabis Inc. ("Vert Mirabel"), received a cultivation license. The 700,000 sq. ft. Vert Mirabel greenhouse is licensed for an initial 40,000 sq. ft. of growing space.
•

The Company’s majority owned BC Tweed Joint Venture Inc. received additional licensing at both greenhouse facilities. The license of its greenhouse facility in Aldergrove, BC was increased to 840,000 sq. ft. The BC Tweed site in Delta, BC also received a cultivation license for its first 900,000 sq. ft. of growing space.

•

Canopy Growth entered a non-binding agreement to purchase, subject to certain conditions, the 33% stake of BC Tweed not currently owned by the Company. The transaction is anticipated to close in early July, following the negotiation of definitive agreements.

•

Canopy Growth announced that the Company would acquire all of its unowned interest in Canopy Health Innovations and Canopy Animal Health. The transaction is anticipated to close on or before July 31, 2018.

•	The common shares of the Company began trading on the NYSE, under the symbol CGC.
•	The Company was selected by the Saskatchewan Liquor and Gaming Authority (SLGA) to apply for five cannabis retail permits and operate an online store serving the entire province.
•	Canopy Health has been approved by Health Canada to proceed with Phase IIb “in-human” clinical trials to evaluate the use of medical cannabis in the treatment of insomnia.

   DESCRIPTION OF THE BUSINESS

MEDICAL MARIJUANA REGULATORY FRAMEWORK IN CANADA

On August 24, 2016, the Government of Canada introduced new regulations governing the use of cannabis for medical purposes. These new regulations, known as the ACMPR, were introduced in response to the February 24, 2016 decision rendered by the Federal Court of Canada in the Allard et al v the Federal Government of Canada case. The plaintiffs in the Allard case argued that the MMPR violates their Charter of Rights and the court, in a lengthy and detailed judgment, agreed with the plaintiffs. The court gave the Government of Canada until August 24, 2016 to determine how existing regulations should be amended to ensure that patients have the access to medical cannabis that they need.

The ACMPR, remained largely consistent with the former Marihuana for Medical Purposes Regulations (“MMPR”), but restores the ability of patients to grow their own cannabis at home, including the ability to designate a fourth-party grower through regulations akin to the former Medical Marihuana Access Regulations (MMAR). Under the ACMPR, patients who choose to grow at home, subject to a maximum number of plants, will be required to register their production sites and provide copies of their medical authorization to Health Canada to allow for monitoring and auditing of their activities.

Under the ACMPR, patients are required to obtain a medical approval from their healthcare practitioner and provide a medical document to the licensed producer from which they wish to purchase cannabis. Since the requirements under the new regulations are both simpler and involve fewer obstacles to access than the previous regulatory regime, it is anticipated that the growth in the number of approved patients will accelerate. Moreover, the new system allows for competition among licensed producers on a host of factors including product quality, customer service, price, variety and brand awareness, allowing for well‑positioned and capitalized producers to leverage their position in the marketplace.

Health Canada recently reported that over 269,000 patients had enrolled into the ACMPR program by December 31, 20172. By 2024, Health Canada estimates that the number of patients using medical cannabis will grow to 450,000 creating a market worth an estimated $1.3 billion3, estimates that management believes is very conservative considering the growth in patient enrollment that has been experienced to date in the program. Eight Capital estimates that by 2024 the medical cannabis market in Canada will be worth $3.0 billion4.

LEGALIZATION OF REGULATED RECREATIONAL CANNABIS IN CANADA

Background

CIBC World Markets reports estimates of the potential value of the regulated recreational cannabis market in Canada range from $5.0 billion to $10.0 billion per year. The lower market value of $5.0 billion per year translates into yearly consumption of 770,000 kilograms of cannabis, assuming a price of approximately $6.50 per gram.5 To put the potential size of the Canadian regulated recreational market in context, Statistics Canada valued the beer market in Canada, in 2014, at $8.7 billion.6

On April 13, 2017, the Canadian Federal Government tabled legislation (Bill C-45) which aims to legalize regulated recreational cannabis in Canada. Bill C‑45 passed third reading in the Senate and was referred to the House of Commons where the government rejected several non-technical amendments returning the Bill to the Senate on June 18, 2018.  On June 19, 2018, the Bill passed the final vote in the Senate. The Government is targeting implementation over eight to twelve weeks. As expected, Canadian Licensed Producers (“LP”), which currently supply the medical marijuana market, will also be responsible for supplying marijuana to the regulated recreational market.

Canopy Growth looks forward to continued discussion on this topic as regulations are developed. The legislation does not prescribe specific limitations other than details on overly promotional language or targeting youth. Prohibiting promotion aimed at children is a common‑sense approach and Canopy applauds these limitations as expressed in the bill.

Federal legislation, once created, will enable provinces to distribute and retail Cannabis. Each Canadian province and territory is preparing for the sale and distribution of cannabis for regulated recreational. Management believes that the revenue generating opportunities and economic development potential of the control and sale of cannabis for regulated recreational is not lost on provinces.

At the onset of the regulated recreational cannabis market, permitted products will be the same as what is currently offered in the medical cannabis market – dried flowers, oils and soft-gel.  As this product offering represents only a portion of the products available on the illicit market, the federal government has indicated that value-added products including higher concentrated oils and ingestibles will be permitted for sale within a year of the opening of the regulated recreational cannabis market.

[2]	http://www.hc-sc.gc.ca/dhp-mps/marihuana/info/market-marche-eng.php
[3]	http://www.cbc.ca/news/canada/1-3b-medical-marijuana-free-market-coming-to-canada-1.1872652
[4]	Eight Capital “The Value Case for Investing in the Cannabis Sector”, market research report published July 26, 2017
[5]	http://research.cibcwm.com/economic_public/download/eijan16.pdf
[6]	http://www.statcan.gc.ca/daily-quotidien/150504/dq150504a-eng.htm

Provincial Distribution and Retail Frameworks

To date, the provinces of Ontario7, New Brunswick8, Quebec9 , PEI10 and Nova Scotia11 have announced that their provincial liquor control agencies will oversee the distribution and retail on non-medicinal cannabis. The provinces of Manitoba12, Newfoundland & Labrador13, Saskatchewan14, Alberta15, British Columbia16 and the Yukon Territory17 have announced that the provincial liquor control agency will be responsible for distribution and oversee the private retail of non‑medicinal cannabis.

While responsible government agencies and/or designated private companies in their respective provinces are likely to begin rolling out physical retail storefront locations in the months leading up to and after the legal regulated recreational market opens, Canopy Growth believes that, in certain provinces, it will take two years and possibly longer to rollout the full network of regulated cannabis retail stores that is required to satisfy consumer demand. As such, Canopy Growth believes that a significant portion of sales in the first two years of the regulated recreational market will go through provincial online sales. While the majority of provinces are expected to develop and operate ecommerce sites, select provinces are expected to outsource the development and operation of ecommerce sites for the purpose of selling cannabis to their residents.

LEGALIZAtiON Of CANNABIS in international jurisdictions

In 2014, a limited number of countries in the world, in addition to Canada, specifically, Israel, Czech Republic, Netherlands and Uruguay had established federally legal cannabis access regimes.

Figure 1: Map of countries with federally legal cannabis access regimes in 2014

Legalized (medical)

Since 2014, the actions of governments around the world have signaled a significant change in attitudes towards cannabis. To date, federal governments in at least 20 additional countries including Argentina, Austria, Australia, Brazil, Denmark, Chile, Columbia, Germany, Greece, Israel, Italy, Jamaica, Mexico, Netherlands, Norway, Poland, Puerto Rico, South Africa, Switzerland and Turkey have formally legalized medicinal cannabis access to either foster research into cannabis-based medical treatments and/or towards increasing legal access to medical cannabis for their citizens. For example, on January 19, 2017, the German parliament passed legislation that legalized medical cannabis and included provisions for medical cannabis treatment expenses to be covered by health insurance.

[7]	https://news.ontario.ca/mof/en/2017/09/ontarios-cannabis-retail-and-distribution-model.html
[8]	http://www2.gnb.ca/content/gnb/en/news/news_release.2017.09.1206.html
[9]	http://plus.lapresse.ca/screens/b9063848-7868-4a20-846b-a84fcd3a747f%7C_0.html
[10]	https://www.princeedwardisland.ca/en/news/province-sets-next-policy-directions-cannabis-legalization
[11]	https://novascotia.ca/cannabis/#cannabis-retail-and-distribution
[12]	http://news.gov.mb.ca/news/?archive=&item=42491
[13]	http://www.releases.gov.nl.ca/releases/2017/exec/1123n01.aspx
[14]	https://globalnews.ca/news/3951690/marijuana-to-be-sold-in-private-saskatchewan-stores-and-online/
[15]	https://www.alberta.ca/cannabis-framework.aspx
[16]	https://globalnews.ca/news/3897846/bc-government-unveils-how-cannabis-will-be-sold-once-legalized/
[17]	https://yukon.ca/en/news/government-yukon-tables-cannabis-control-and-regulation-act

In addition, many other countries including Belgium, Ireland, England, France, Portugal, Spain and India have established formal government efforts to explore the legalization of medicinal cannabis access.

To date, Uruguay is the only country in the world that has legalized both medical and adult access to cannabis.

Figure 2: Map of countries with/exploring federally legal cannabis access regimes in 2018

Canopy Growth, with the assistance of international subsidiaries or partners, has secured the necessary agreements to export medicinal cannabis to Australia, Brazil and Germany. Management believes that an opportunity will exist, for some time to come, to export medical cannabis to countries that require a secure supply of medicinal cannabis but have yet to develop domestic production capabilities.

Management believes that over time many countries will move to establish domestic production capabilities, in part due to the economic development opportunities that this represents. With cannabis continuing to emerge from the shadows, many countries are looking to Canada, and its regulatory framework for the production and commercialization of medical cannabis, with much interest and respect. As Canada has developed an enviable regulatory model, companies acting within that framework have expertise, knowledge and potentially product to share with the global community.

Eight Capital estimates that the total addressable market for medical cannabis globally will be approximately $180 billion over time.18

OVERVIEW OF CANOPY GROWTH CORPORATION

At March 31, 2018, there were 1,033 full-time employees in the Company as compared to 546 at March 31, 2017.

Canopy Growth is a multi-brand cannabis company that believes its strong focus on and investment in brand, market and product differentiation, increased cannabis supply through Company and partner cannabis production platforms, and education, to help citizens safely, effectively and responsibly use cannabis, will create a dominant global business with the potential to generate a significant and sustained return on invested capital over the long-term.

As discussed above (See Legalization of Cannabis in International Jurisdictions), many countries around the world are moving to provide their citizens with legal access to cannabis products produced by a commercial regulated industry, similar to that pioneered in Canada.

[18]	Eight Capital, “The Value Case for Investing in the Cannabis Sector”, market research report published July 26, 2017.

Brands

PLATFORMED USER EXPERIENCE – TWEED MAIN STREET

The Company has established Tweed Main Street as the platform for its core customer experiences, both online and physical “brick and mortar” locations.

With expected prominence of online sales during the initial rollout of the regulated recreational market and the continuation of the existing ACMPR e-commerce-driven market for Canadian medical patients, Canopy Growth launched the Tweed Main Street online store in April 2017, a single online platform that enables registered patients to purchase medicinal cannabis from multiple producers across numerous brands.

Further engagement between the Company’s brands and customers is facilitated by the Company’s expanding network of Tweed Main Street Shops. These physical “brick and mortar” locations in Southern Ontario (Barrie, Guelph, Hamilton and Toronto) provide an opportunity for interested individuals to learn about medical cannabis in a helpful, supportive and consumer-friendly environment.

Tweed Main Street offers an income-tested Compassionate Pricing Promise whereby eligible patients may obtain a 20% discount off regular prices.

PRODUCTION Brands

The Company’s core production brands are:

Tweed

A key focus of the Company, since its inception, has been the development of its flagship Tweed brand. From the name, quality and consistency, logo and design aesthetic, to the tone and light-hearted copy, Tweed deliberately chose to incorporate a sense of texture and approachability that welcomes customers and encourages an intimate relationship and trust with the brand. In support of its brand, Tweed focuses heavily on its social media and earned media presence as an engagement strategy. Management believes Tweed has emerged as the most dynamic brand in the industry with exceptionally strong appeal and recognition in the medical cannabis industry. Tweed is currently positioned as a diverse medical cannabis brand offering high‑quality cannabis in multiple product forms – dried, oil and easy-to-consume soft gels. The Tweed brand will evolve towards an adult lifestyle brand to best serve the needs of the future regulated recreational market in Canada.

Black Label

Black Label is Tweed’s premium sub-brand meant to carry innovative product types and delivery formats in addition to certain dried strains that warrant a premium price point. On June 19, 2017, Tweed launched the sale of the sector’s first encapsulated cannabis oil soft gels under the Black Label brand. Black Label soft gels provide a very convenient delivery format that is easy to carry and easy to consume.

Spectrum Cannabis

On February 1, 2017, the Company acquired ACMPR licensed producer Mettrum. As part of the acquisition, Canopy Growth acquired the trademarked Mettrum Spectrum, which simplifies the dialogue around strength and dosage by categorizing medical cannabis using a straightforward colour-coded guide.

Figure 3: Strain categorization by colour spectrum (and % of THC or CBD)

On June 19, 2017, Canopy Growth announced a new international medical brand that will serve as the Company’s physician and patient-facing identity. Spectrum Cannabis, with roots in the Mettrum Spectrum, will focus on physician interactions, stakeholder outreach, and patient education.

On September 18, 2017, the Company introduced Spectrum Cannabis to the medical market in Canada. As part of the introduction of Spectrum Cannabis to the medical market in Canada, the Company rebranded Mettrum to Spectrum Cannabis. Utilizing Spectum Cannabis in Canada, Germany, Australia, Denmark, Chile and Czech Republic ensures a consistent and recognizable global brand across all federally legal jurisdictions where Canopy Growth operates.

On June 18, 2018, Spectrum Cannabis announced the launch of Spectrum Softgells.  Each coloured Softgel aligns to the broader Spectrum Cannabis offering and contains a different ratio of THC and CBD to give patients clear options while also supporting healthcare professionals’ ability to make consistent treatment recommendations.

Bedrocan Canada

The Bedrocan brand has been associated with standardized cannabis to medical patients in the Netherlands for more than 20 years. The Company acquired the Bedrocan Canada brand in 2015 to strengthen the Company’s position in the Canadian medical cannabis market. On June 7, 2018, the Company announced that under the terms of an agreement with Bedrocan International BV, the Company will cease the sale of Bedrocan products within the 2018 calendar year.

AFFILIATED BRANDS

Leafs By Snoop

Tweed has partnered with Snoop Dogg, a renowned cannabis connoisseur and business pioneer in the Cannabis sector. Snoop and business partner Ted Chung recently launched online media platform MERRY JANE, the definitive cultural destination for news and original content.

Tweed and Snoop Dogg have partnered to bring the Leafs By Snoop offering of diverse whole-flower and oil strains, including a high CBD option and mid to high-range THC options, to Canada and exclusively available to Tweed patients.

DNA-Certified

DNA Genetics, world-renowned Cannabis breeders, have won awards in every category in the Cannabis Cup, the world’s preeminent cannabis competition. In October 2015, Tweed and DNA Genetics announced an exclusive partnership that would see Tweed leverage DNA's expertise in cannabis breeding to bring new, exclusive DNA Certified strains to Tweed patients. With an official certification on select strains, DNA is adding a stamp of approval. DNA Certified cannabis has been personally bred, phenotyped and inspected by DNA Genetics.

On October 23, 2017, the Tweed and DNA Genetics announced the renewal and expansion of their partnership through to October 2022. As part of the expansion, Tweed and DNA Genetics have expanded their exclusive licensing relationship into Jamaica, where, so long as federally legal, Tweed JA and DNA will work similarly in the medical market to cultivate the best possible cannabis genetics.

Green House Seeds Company and Organa Brands

For 30 years Green House Seeds Company (“Green House”) has been at the forefront of cannabis legalization by advocating for its normalization and expansion into new territories. A leader in cannabis genetics, Green House has won many international awards including Cannabis Cups and Highlife Cups. Organa Brands Ltd. (“Organa Brands”), founded in 2010, is a cannabis extract product innovator. Bringing together some of the best minds in the regulated cannabis market, Organa Brands operates one of the longest-running CO₂ extraction facilities – Organa Labs.

On November 16, 2017 and effective December 1, 2017, the Company entered into an agreement with Green House and Organa Brands (see “Agripharm Cannabis Production – Partner Capacity offtake”) that will see Agripharm’s production facility in Creemore, Ontario serve as the cultivation site of sought after cannabis genetics that are infused into consumer-friendly ingestion formats, and put them on stores shelves across the country, and abroad where federally legal. Agripharm will not conduct any business in the United States.  Products from the new Agripharm are expected to begin entering the market in the second half of calendar 2018.

CraftGrow

Tweed’s curated CraftGrow collection brings even more variety to registered patients by bringing otherwise unaffiliated partner’s products into the Tweed Main Street store. The model increases the SKU count available through the Tweed Main Street platform while in turn providing partner’s customizable access to the Company’s platform including rigorous product Quality Assurance program, online market place, recognized customer care and call centre capabilities as well as Tweed’s large and growing customer base.

DOMESTIC CANNABIS Production

Through its wholly-owned subsidiaries, Canopy Growth operates numerous state-of-the-art production facilities with over • million sq. ft. of licensed indoor and greenhouse production capacity. Under the ACMPR program, the Company has ten licenses to cultivate cannabis and 8 licenses to sell cannabis.

As it relates to future production needs, Canopy Growth is a diversified cannabis producer. It will continue to place the highest priority on meeting the needs of medical patients, expanding internationally as federal laws permit, and increasing its capacity to serve regulated recreational customers across Canada in the future. With that in mind, widespread capacity expansion totaling over 3.2 million sq. ft. of production space has been announced to date.

Domestic CANNABIS Production – COMPANY OWNED Facilities

The Company’s wholly-owned subsidiaries operate licensed cannabis production facilities in locations across Canada as described below.

Smiths Falls, Ontario

The license for this facility covers 168,000 sq. ft, and covers 24 completed grow rooms and related vegetation, nutrient delivery and post-production infrastructure. On June 19, 2017, the Company announced that its Smiths Falls facility received a certificate of Good Manufacturing Practices (GMP) as issued by the German authority, Regierungspräsidium Tübingen.

The Smiths Falls facility also includes an in-house laboratory and R&D area, cannabis oil extraction infrastructure, a high-level security vault and a breeding facility that features several breeding rooms, phenotyping rooms, as well as male and female plant rooms.

Tweed received a Dealer’s License pursuant to the provisions of the Controlled Drugs and Substances Act and its Regulations and has begun operating this purpose-built area, built to Good Manufacturing Practice (“GMP”) specifications, within the Smiths Falls facility. As a licensed dealer, Tweed will be able to conduct research and possess cannabis and cannabis derivatives in forms that are not currently covered by the ACMPR. Tweed can also begin development of innovative products for future market opportunities, and with necessary approvals, undertake the export of non-dried form of cannabis to other jurisdictions.

In fiscal 2018, the Company began construction of new infrastructure in the approximately 300,000 sq. ft. unlicensed portion of the original 472,000 sq. ft. building. New facilities being constructed include additional indoor growing rooms, post-harvest processing, security vault and a visitors centre. Construction of this extension is expected to be completed in the second half of calendar 2018.

In the fourth quarter of fiscal 2018, the Company also began the construction of new building footprints and the redevelopment of existing buildings that together will add over 300,000 sq. ft. to the campus in Smiths Falls.   The additional footprint will include storage, an advanced manufacturing building built to GMP specifications and a dedicated distribution centre. The distribution centre has been designed to significantly increase the capability and flexibility of the Company’s fulfillment resources in an effort to better and more efficiently serve the demands of the Canadian medicinal market, expected demands of the Canadian recreational cannabis market and anticipated increase in cannabis exports to federally legal markets around the world. Construction of is expected to be completed in calendar 2018.

Niagara-on-the-Lake, Ontario

The current production facility in Niagara-on-the-Lake, Ontario (“Niagara”) is comprised of a greenhouse facility that is 375,000 sq. ft., of which 350,000 sq. ft. represents the greenhouse and 25,000 sq. ft. is used for post‑harvest processing storage, shipping and offices. Currently, all dried cannabis produced in the Niagara greenhouse is transferred in bulk to the Company’s facility in Smiths Falls, Ontario for final processing and sale. All 350,000 sq. ft. of the greenhouse is utilized to produce medical cannabis.

On June 19, 2017, the Company announced that its Niagara facility received a certificate of Good Manufacturing Practices (GMP) as issued by the German authority, Regierungspraesidium Tübingen.

On September 27, 2017, the Company announced the expansion of this facility to over 1,000,000 sq. ft. of greenhouse space under glass. The expansion of this site is expected to be completed in calendar 2018.

Scarborough, Ontario

Canopy Growth’s indoor facility in the Greater Toronto Area leveraged over two decades of indoor standardized cannabis growing experience of Netherlands-based Bedrocan International BV (“Bedrocan International”). This approximately 50,000 sq. ft. production facility is licensed, and includes 34 vegetative and growing rooms. The Toronto facility exclusively cultivates Bedrocan strains.

The Company acquired its facility in Toronto on August 28, 2015 as part of the acquisition of Bedrocan Canada pursuant to a definitive plan of arrangement, in which the Company acquired all of the issued and outstanding securities of Bedrocan Canada.

As part of an agreement with Bedrocan International BV to discontinue previously announced arbitration proceedings, the Company announced on June 7, 2018 that the Company will cease the sale of Bedrocan products within the calendar year while retaining ownership of licensed production and sales facilities in Scarborough, Ontario. Management will redeploy these facilities to develop new premium branded cannabis offerings.

Bowmanville South, Ontario

The Bowmanville South facility’s current license allows for the production, sale or provision, possession, shipping, transportation, delivery and destruction of dried marijuana and marijuana plants or seeds. The license covers approximately 75,000 sq. ft. and includes 13 growing rooms as well as necessary vegetation, nutrient delivery and plant destruction infrastructure.

The Bowmanville South facility sits on a 7-acre site which provides the opportunity for future expansion. The Company is currently planning the expansion of this location, by up to 100,000 sq. ft. of growing capacity, as the market for legal cannabis develops. In addition, on October 6, 2017, the Company acquired a parcel of land next to the Bowmanville South location to add approximately 33 acres for future expansion.

Yorkton, Saskatchewan

The Yorkton facility operates as Tweed Grasslands. Tweed Grasslands occupies a 60,000 sq. ft. facility, of which approximately 15,000 sq. ft. is currently licensed, with the capacity to expand operations to over 300,000 sq. ft. on the parcel of land if necessary. This facility received it sales license under the ACMPR in January 2018.

Saint-Lucien, Quebec

In November 2016, the Company acquired a pre-license applicant, Vert Cannabis (formerly Vert Medical), and the lease on a relatively small production facility in Drummondville, Quebec. Since being acquired by Canopy Growth, the Company has fully upgraded the site’s approximate 10,000 sq. ft. facility to the Company’s standards. On December 22, 2017, the Company announced that Vert Cannabis received its ACMPR production license. Considering the efficient use of resources, the Company has re-located certain research and development activities to this location.

The Company also has the right to purchase the 90 acres of leased land and building located in Saint‑Lucien, Québec.

Newfoundland & Labrador

On December 8, 2017, Canopy Growth announced that the Company had entered into a supply and production agreement. Under the terms of the agreement, Canopy Growth will supply up to 8,000 kg of high quality cannabis products annually for the first two years of the deal and will establish a new production facility in Newfoundland and Labrador capable of producing 12,000 kg per year, bringing an expected 145 jobs in an emerging sector and major capital investment to the region. The new production facility is being built in St. John’s. The expansion of this site is expected to be completed in calendar 2019.

DOMESTIC CANNABIS PRODUCTION – PARTNER OR JOINTLY OWNED FACILITIES

The Company may enter into agreements with select partners for the development of additional facilities in Canada and other international jurisdictions where cannabis is federally legal. For the select partners, the Company will look for partners that can bring specific capabilities, expertise and financial resources to the venture.

Edmonton, Alberta

Canopy Growth announced on June 24, 2017 that it will expand its footprint into Edmonton, Alberta with a 100,000 sq. ft. facility that will be leased to Canopy Growth by the Goldman Group, a related party, with an option to purchase the facility at the end of each 5-year quarter of the 20-year lease. The transaction closed in August 2017 with the existing tenants vacating October 1, 2017 so that expansion construction could begin. The agreement and licensing are contingent upon Health Canada and municipal approvals. The development of this site is expected to be completed in calendar 2019.

Fredericton, New Brunswick

On August 28, 2017, the Company announced that it had acquired Spot Therapeutics Inc. (“Spot”), an ACMPR applicant based in Fredericton, New Brunswick. Additionally, Canopy Rivers, an affiliated entity of the Company, entered into a definitive agreement to complete the purchase of an industrial building and property where the Company’s Fredericton-based production and distribution platform is being established. The Company will lease the building from Canopy Rivers. The facility will operate under the Tweed brand and support the Company’s global operations with high quality, large scale cannabis production capabilities. The existing building and infrastructure is in excellent condition and includes almost 50,000 sq. ft. of dedicated production space. The facility is anticipated to be ready for licensing and production before the end of calendar 2018. Once licensed, this initial footprint is anticipated to produce over 4,000 kg of dried cannabis annually.

The development of this site is expected to be completed in calendar 2018.  The property is suited for expansion to over 100,000 sq. ft.

British Columbia

On October 10, 2017, the Company entered into a definitive agreement to form a new company, BC Tweed Joint Venture Inc. (“BC Tweed”) together with a large-scale greenhouse operator (“the Partner”) develop 1.3 million sq. ft. of greenhouse growing capacity in lower British Columbia with an option, since exercised, to develop a further 1.7 million sq. ft. of existing greenhouse infrastructure at a second BC location.

On February 20, 2018, Canopy Growth announced that it had received a cultivation license for the first of its two sites operated by BC Tweed. The initial licensing covered over 400,000 sq. ft. of growing space, allowing vegetative growth so that the mature plants can be spread into the full 1.3 million sq. ft. for flowering and ultimate harvest. The Company also announced that the site received the largest single shipment of cannabis clones in the Company's history, with over 100,000 live cannabis clones flying high from the Tweed Smiths Falls Campus to British Columbia.

On April 14, 2018, Canopy Growth announced that it received additional licensing at both greenhouse facilities operated by BC Tweed. In particular, the already operating 1.3 million sq. ft. greenhouse facility in Aldergrove, BC is licensed for 840,000 sq. ft. of growing space. The second BC Tweed site in Delta, BC, totaling 1.7 million sq. ft. of greenhouse production space, also received a cultivation license for its first 900,000 sq. ft. of growing space.

On May 14, 2018, Canopy Growth announced that it had entered into a non-binding agreement (the “Agreement”) to purchase, subject to certain conditions, the remaining 33% stake of BC Tweed not currently owned by the Company. Canopy Growth, upon closing of the transaction, will issue up to $374 million worth of shares in the Company, subject to the satisfaction of certain conditions, to the minority shareholders of BC Tweed (the “Operators”). Additional details of the agreement are provided in the press release issued by the Company on May 14, 2018.

Mirabel, Quebec

On December 18, 2017, the Company and its subsidiary Canopy Rivers entered into an agreement to form a new company, Les Serres Vert Cannabis Inc. (“Vert Mirabel”), together with Les Serres Stéphane Bertrand Inc. (“Bertrand”), a largescale tomato greenhouse operator in Mirabel, Quebec. Bertrand operated a 700,000 sq. ft. of modern greenhouse, most of which was built in 2015. Further details on the business formation are provided in the press release issued on December 18, 2017. On May 27, 2018, the Company and Bertrand announced that Vert Mirabel received a cultivation license from Health Canada. The 700,000 sq. ft. Vert Mirabel greenhouse is licensed for an initial 40,000 sq. ft. of growing space.

DOMESTIC CANNABIS Production – ParTNER CAPACITY OFFTAKE

The Company has established a number of programs designed to help sector partners, both license applicants and LPs, establish and/or grow their licensed operations and achieve greater success faster. Through these programs, additional cannabis production capacity will be secured for sale to the Company’s customers.

Tweed’s Curated CraftGrow Line

On April 19, 2017, Canopy Growth announced the launch of Tweed’s curated CraftGrow line, which brings high quality cannabis grown by a diverse set of producers to Tweed Main Street’s customers. To date, nine distinct partners including AB Laboratories Inc., Canada’s Island Garden, Delta 9 Cannabis Inc., JWC Ltd., PhyeinMed Inc., PUF Ventures Inc. SweetGrass Inc., TerrAscend Corp. and Valens GroWorks, have joined CraftGrow, all with different growing styles and approaches to cannabis. Cannabis grown by Canada’s Island Garden and AB Laboratories Inc. have become available for sale in Tweed Main Street.

Agripharm

Agripharm holds the lease and Health Canada license for a 15,000 sq. ft. facility at Creemore, Ontario. Prior to December 1, 2017 Agripharm was a wholly owned subsidiary of the Company. On December 1, 2017, the Company’s interest in Agripharm was diluted from 100% to 40% under a collaborative agreement whereby in exchange for the issuance of shares, Green House and Organa Brands have granted an exclusive, royalty-free license in Canada to certain proprietary technology, trademarks, genetics, know-how and other intellectual property to Agripharm, subject to compliance with applicable law. The agreement will create a new Canadian home-base for Green House and Organa Brands where they will work together with Canopy Growth to produce cannabis products for the Canadian market. Green House will oversee day-to-day operations and bring their own expertise into cultivation, while Organa Brands will implement world-class extraction functions as new and novel value-add products become part of the regulatory environment.

Pursuant to the agreement, the Company has the right to purchase all of the cannabis products produced by Agripharm, subject to the right of Agripharm to sell up to 25% of its products directly in its own physical brick and mortar retail locations. In addition, the Company will sublicense the proprietary technology, trademarks, genetics, know-how and other intellectual property from Agripharm to ensure that Canopy Growth is able to satisfy consumer demand across Canada for the suite of Green House and Organa Brands products. Agripharm will not do business in the United States.

Canopy Rivers

On April 27, 2017, Canopy Growth announced the commitment of $20,000 in seed capital funding for a unique investment and operating platform structured to pursue opportunities in the emerging global cannabis sector. Canopy Rivers is managed by an experienced team of qualified financial and technical professionals with deep industry experience and relationship networks.

Canopy Rivers works collaboratively with Canopy Growth to identify strategic counterparties seeking financial and/or operating support and affiliation with the Canopy Growth group of companies. The result is an ecosystem of complementary and companies operating throughout the cannabis value chain. As the portfolio continues to develop, each constituent benefits from opportunities to collaborate with Canopy Growth and among themselves, which the company believes results in an ideal environment for innovation, synergy, and value creation for Canopy Rivers, Canopy Growth, and across the entire Rivers ecosystem.

On May 12, 2017, the Company advanced $20,000 in the form of a convertible debenture. On June 16, 2017, Canopy Rivers closed an offering to raise aggregate gross proceeds of $36,230, at which time the convertible debenture including interest was converted to equity. This offering increased the cash resources available for Canopy Rivers to provide growth capital and strategic support within the regulated cannabis industry to approximately $56,000.

January 10, 2018, the Company announced that Canopy Rivers has closed a non-brokered private placement offering that raised aggregate gross proceeds of approximately $26,000. Canopy Growth invested $5,141 in the round and 9 employees and a director of Canopy Growth invested $2,357.

To date, in collaboration with Canopy Growth, Canopy Rivers has quickly established a diversified portfolio of cannabis industry investments that includes licensed producers, late stage applicants, pharmaceutical formulators, branded developers & distributors, and technology & media platforms. Investments are customized for each counterparty and include a balanced mix of equity, debt, royalty, and profit sharing agreements.

On May 30, 2018, AIM2 Ventures Inc. (TSXV:AIMB.P) ("AIM2") and Canopy Rivers announced that they had entered into a binding letter of intent dated May 30, 2018 (the "LOI"), which outlines the terms and conditions pursuant to which AIM2 and Canopy Rivers will complete a transaction that will result in a reverse take-over of AIM2 by Canopy Rivers (the "Proposed Transaction"). The Proposed Transaction will be an arm's length transaction, and, if completed, will constitute AIM2's "Qualifying Transaction" (as such term is defined in Policy 2.4 of the TSX Venture Exchange (the "TSXV")).

Also on May 30, 2018, Canopy Rivers announced that it had entered into an engagement letter with CIBC Capital Markets ("CIBC") and GMP Securities L.P. ("GMP"), as joint book runners and together with Eight Capital (collectively with CIBC and GMP, the "Co-Lead Agents") as co-lead agents, on behalf of a syndicate of agents (together with the Co-Lead Agents, the "Agents") pursuant to which Canopy Rivers proposes to issue and sell, on a private placement basis, subscription receipts (the "Subscription Receipts") at a price of $3.50 per Subscription Receipt (the "Issue Price") for aggregate gross proceeds of up to $60,000 (the "Offering").

On May 31, 2018, Canopy Rivers announced its newly appointed, majority independent Board of Directors, as well as a number of strategic appointments to its management team.

On June 18, 2018, Canopy Rivers announced the upsizing of its previously announced private placement offering by subscription receipts. Pursuant to the revised terms of the offering, Canopy Rivers proposes to issue and sell Subscription Receipts at a price of $3.50 per Subscription Receipt for aggregate gross proceeds of up to $104,125,00. CIBC Capital Markets, GMP Securities L.P. and Eight Capital are acting as co-lead agents, on behalf of a syndicate of agents including Cormark Securities Inc., INFOR Financial Inc. and PI Financial Corp. The Offering is expected to close on or about July 5, 2018.

DOMESTIC CANNABIS PRODUCTION SUMMARY

Table 1 below provides a summary of the Company’s licensed facilities and the facility development projects in Canada, including their approximate size and the calendar year in which completion of the development projects is anticipated.

Facility	Type	Status	Approx. Size (sq. ft., rounded)	Anticipated Development Project Completion
Smiths Falls, Ontario	Indoor	168,000 sq. ft. licensed Project Underway	730,000	CY2018
Niagara-on-the-Lake, Ontario	Hybrid Greenhouse	350,000 sq. ft. licensed Project Underway	1,000,000	CY2018
Aldergrove, British Columbia	Hybrid Greenhouse	840,000 sq. ft. licensed Project Underway	1,300,000	CY2018
Delta, British Columbia	Hybrid Greenhouse	900.000 sq. ft. licensed Project Underway	1,700,000	CY2018
Mirabel, Quebec	Hybrid Greenhouse	40,000 sq. ft. licensed Project Underway	700,000	CY2018
Newfoundland & Labrador	Indoor	Project Underway	150,000	CY2019
Edmonton, Alberta	Indoor	Project Underway	100,000	CY2019
New Brunswick	Indoor	Project Underway	50,000	CY2018
Yorkton, Saskatchewan	Indoor	15,000 sq. ft. licensed	60,000
Bowmanville, Ontario	Indoor	Licensed	75,000
Creemore, Ontario[19]	Indoor	Licensed	15,000
St. Lucien, Quebec	Indoor	Licensed	10,000
Scarborough, Ontario	Indoor	Licensed	50,000
Total:			5,675,000

Table 1: Domestic Cannabis Production Summary

[19]	Agripharm facility 40% owned by the Company for which the Company has an off-take arrangement for between 75%-100% of production

Canopy Growth’s Positioning for the CANADIAN REGULATED RECREATIONAL Market

Early in the development of the Company’s plan to enter the future Canadian Regulated Cannabis Market, management realized that securing channels to market was equally, if not more, important than licensed cultivation capacity, as distribution drives revenue while capacity alone does not. Management has invested significant effort in securing channels into the future regulated recreational markets across Canada. With the provincial liquor agencies being given responsibility for establishing distribution and retail frameworks focused the majority of its management outreach on building relationships with these agencies. To aid in this effort, the Company hired a government relations team with significant direct liquor agency experience.

It is worthwhile noting that the Company has engaged in outreach to other retail networks including national pharmacy chains in Canada. As it remains unclear as to when other retail networks, including pharmacies, will be permitted to sell cannabis, the Company determined that efforts to secure supply related agreements with pharmacy chains in Canada would provide limited value to the Company in the short-term.

When selecting Licensed Producers to supply cannabis for recreational retail sales, provincial governments and/or their liquor control agencies, management believes that many factors, including cannabis inventory and production capacity, product quality, product variety, product branding, price, sales support and economic commitments to the provinces, will influence product demand and supplier selection.

In preparation for the launch of a regulated recreational cannabis market expected in October 2018, the provincial liquor agencies are actively seeking multi-year supply arrangements with a limited number of licensed producers that they believe can provide them supply certainty. Management believes that most provinces are likely to enter into supply arrangements with 4 to 6 primary suppliers.

Management believes that cannabis producers positioning to become primary provincial suppliers will need to demonstrate that they have sufficient inventory levels and in production capacity. The supply related agreements established by the provincial liquor agencies in Newfoundland & Labrador, New Brunswick, Prince Edward Island, Quebec and the Yukon Territory contemplate supply contracts of a minimum two years in length. Management believes that many, if not all, of the remaining provincial and territorial liquor agencies will enter similar supply agreements with primary suppliers.

For Licensed Producers that meet the inventory and capacity requirements sought by the provinces and who successfully secure a primary supplier relationship, management believes the two-year supply contracts can be expected to provide certainty of business operation and secure a channel to market for additional capacity that the selected producers may bring into production as well as partner capacity offtake.

To position the Company to confidently secure primary supplier contracts with all of the provincial liquor agency, the Company has invested significant resources to establish the largest cannabis inventory and in-production licensed capacity by early calendar 2018. At March 31, 2018, management believes the Company had the largest inventory of harvested product and biological assets with a value exceeding $118,000. As of June 27, 2018, management believes the Company has the largest licensed and in production platform in Canada, at over 2.4 million sq. ft. In addition, the Company expects to have up to an additional 3.2 million sq. ft. to enter production over the next year ended. With the combination of the sector’s largest inventory and the Company’s vast production platform, management believes the Company is well positioned to secure large supply channels into the regulated recreational market and ultimately supply a significant portion of that market.

The Company’s CraftGrow program discussed elsewhere, which assists smaller local/regional Licensed Producers in getting their product to market, provides additional value-added consideration should provincial liquor control agencies seek the flexibility to showcase products of local/regional Licensed Producers within a trusted supply agreement with a larger producer.

With renowned cannabis brands (Tweed, Leafs By Snoop & DNA Genetics), strong customer and online communication, substantial product variety, investment in the development and execution of marketing, and retail programs and investment in a business to business sales function, management believes consumer demand for the Company’s products will be strong.

With licensed cultivation and production operations in Ontario, Saskatchewan, Quebec and British Columbia as well as announced development plans spanning Alberta, New Brunswick and Newfoundland & Labrador, Canopy Growth has made meaningful economic development commitments in various provinces. Management believes that economic development commitments will be one of the many factors that influence cannabis supply related decisions made by the provinces.

Management believes large scale Licensed Producers are well positioned to support the provinces in their efforts to establish, oversee and implement physical and online cannabis retail. The Company, with comprehensive standard operating procedures for secure cultivation, production, storage and transportation of Cannabis and significant, highly secure vault storage capacity in place or under development in multiple locations across the country, is well positioned to assist provincial agencies with the provisioning of secure cannabis storage and transportation. With the largest customer base in the legal Canadian cannabis market and broadest product portfolio in the sector, the Company can offer provincial agencies/crown corporations/retailers with significant consumer product demand intelligence to assist with product selection.

Management believes Licensed Producers will be required to have operational information technology systems, including Enterprise Resource Planning systems, to interface with the sophisticated inventory management, ordering and billing systems in operation at the various liquor boards. Canopy Growth has invested significantly in the upgrading of our IT infrastructure, including the implementation of an Enterprise Resource Planning application.

Management believes the large product volumes that will shipped to the provincial and territorial agencies will require large capacity and increasingly efficient cannabis packing and shipping capabilities. In the fourth quarter of fiscal 2018, the Company began the development of a dedicated distribution centre. This centre has been designed to significantly increase the capability and flexibility of the company’s fulfillment resources. The Company is also investing significant resources in the research and development of automated systems.

The provincial and territorial agencies are being tasked with implementing and managing the distribution and, in many cases, the retail of cannabis products. As management functions within the liquor agencies and new staff being hired to support the rollout of cannabis distribution and retail likely have limited previous experience/knowledge of the product, Management believes significant in market sales support and education will be required. The Company has established a sales management and in market support team and programs to educate and prepare retail staff. To date, the Company has entered into agreements with the liquor agencies in New Brunswick and Prince Edward Island for the development and delivery of education programs.

As highlighted earlier, Canopy Growth believes that, in certain provinces, it will take two years and possibly longer to rollout the full network of regulated cannabis retail stores that is required to satisfy consumer demand. As such, Canopy Growth believes that most of the sales in the first two years of the regulated recreational market will go through provincial online sales. With less than 6 months to establish a robust online retail system and cannabis marketplace, management expects that certain, if not many, provinces could benefit from leveraging the existing online ecommerce, customer demand data and transactional information technology systems that have been deployed by the Company. The Company’s Tweed Main Street online store (See Overview of Canopy Growth Corporation, Tweed Main Street), a single online marketplace offering cannabis for sale from multiple producers across numerous brands – delivering a shopping experience that consumers expect, is uniquely suited to deliver the online retail experience that provincial agencies/crown corporations/retailers will be expected to deliver.

CANADIAN REGULATED ReCREATIONAL CANNABIS MARKET - PRIMARY PROVINCIAL CANNABiS SUPPLY ARRANGEMENTS

Leveraging the combined strength of the Company’s cannabis inventory, in production and future capacity, branding and substantial economic commitments, Canopy Growth is the sole licensed producer to have entered into cannabis-related supply agreements with each announcing provincial agency. Table 2 below provides a summary of provincial cannabis supply agreements signed to date.

Province/Territory	Annual Quantity (Kilograms)	Term (Years)	Additional Details
Newfoundland & Labrador	8,000	2	Press Release on December 8, 2017
New Brunswick	4,000	2	Press Release on September 15, 2017
Prince Edward Island	1,000	2	Press Release on January 16, 2018
Quebec	12,000	3	Press Releases on February 14, 2018 and April 11, 2018
Yukon	300	3	Press Release on April 18, 2018
Total:	25,000

Table 2: Provincial Cannabis Supply Agreement Summary

CANADIAN REGULATED ReCREATIONAL CANNABIS MARKET - PROVINCIAL RETAIL

As highlighted earlier, the Provinces of Newfoundland & Labrador, Manitoba, Saskatchewan, Alberta and British Columbia are permitting the sale of recreational cannabis products through private retail. The Company is pursuing a cannabis retail presence in these provinces to capture retail gross margin (incremental to wholesale margin), capture higher market share within the owned channel and establish a powerful marketing vehicle to build the Tweed brand in an environment where opportunities to market and build brands is constrained by regulations.

To date, the Company has received licenses or permits to apply for licenses to operate private retail and online sites in the three of these provinces that have announced private retail operations – Newfoundland & Labrador, Manitoba and Saskatchewan. The Company is pursuing retail licenses in a select number of communities in Alberta and British Columbia. Figure 4 below provides a summary of provincial retail licenses secured by the Company.

Figure 4: Provincial Cannabis Retail Summary

INTERNATIONAL DEVELOPMENT

Management believes that a significant opportunity exists today to leverage the Company’s expertise, financial strength and business model in federally legal cannabis markets around the world. In addition, management believes future opportunities are likely to exist for the Company in jurisdictions where governments are actively moving towards such a legal framework. Subject to regulatory approval, strategic international business opportunities pursued by the Company could include:

•	Providing advisory services to third-parties that are interested in establishing licensed cannabis cultivation and sales operations;
•	The export of medical cannabis in countries outside of Canada; and
•	Ownership of cannabis cultivation and sales operations in countries outside of Canada, where it is federally legal to do so.

Canopy Growth, with the assistance of international subsidiaries or partners, has secured the necessary agreements to export medicinal cannabis to Australia, Brazil and Germany. Canopy Growth believes that an opportunity will exist, for some time to come, to export medical cannabis to countries who wish to secure a supply of medicinal cannabis but have yet to develop domestic production capabilities. To date, the Company has announced subsidiaries, partnerships or business activities in Germany, Chile, Denmark, Jamaica, Lesotho, Australia, Brazil, Czech Republic and Spain as described below.

Canopy Growth does not engage in any U.S. marijuana-related activities as defined in Canadian Securities Administrators Staff Notice 51-352. While the Company has a number of partnerships with U.S.-based companies that may themselves participate in the U.S. cannabis market, these relationships are licensing relationships that see intellectual property developed in the United States brought into Canada, and in no manner involve Canopy Growth in any US activities respecting cannabis.

Figure 5: International subsidiaries, partnerships or business activities

Spektrum Cannabis GmbH

Spektrum Cannabis GmbH (“Spektrum” and formerly MedCann GmbH Pharma and Nutraceuticals) is a German-based pharmaceutical distributor that was acquired by the Company on December 12, 2016.

On July 25, 2016, the Corporation announced that Tweed had received necessary approvals in Canada and Germany to begin export of medical cannabis for sale to German patients, and will be working with Spektrum, a then privately held pharmaceutical importer and manufacturer in Germany. Since then, Spektrum has placed Tweed-branded cannabis strains in hundreds of German pharmacies.

To date, Spektrum distributes cannabis products to over 1200 pharmacies across Germany. Spektrum’s processing facility is GMP certified by Regierungspraesidium Tübingen.

Spectrum Chile SpA

The Company announced on June 20, 2017 its complementary expansion into South America with Spectrum Chile. Medical markets in Chile are emerging and the Company plans to enter the market aggressively in order to position itself as a leader. Through a strategic partnership with a domestic Chilean medical cannabis company, Spectrum Chile will work to ensure Chilean patients have access to high-quality cannabis products.

Spectrum Denmark ApS

On September 20, 2017 the Company formed Spectrum Denmark. Spectrum Denmark will produce, cultivate and distribute medical cannabis products in Denmark. Spectrum Denmark will also seek to establish operations in other jurisdictions in Europe where federally lawful and regulated. The Company owns 62% of the issued shares of Spectrum Denmark and Danish Cannabis ApS (“Danish Cannabis”) owns the remaining 38% of shares. A principal in Danish Cannabis, Moellerup Estate, has for years been one of the largest hemp producers in Europe. Moellerup Brands include a wide range of hemp food products from gin, beer, granola, oil, to flour, cosmetics and hemp for CBD oil production. The Company will fund the operation of Spectrum Denmark through loan of up to $10 million to be released in tranches, bearing interest at 5%. Upon achievement of defined milestones Danish Cannabis will exchange its shares in Spectrum Denmark for up to 1,906,214 common shares in Canopy Growth.

On December 5, 2017, Spectrum Denmark purchased a 430,000 sq. ft. operating greenhouse facility in Odense, Denmark (“Odense”) for cash consideration of $3,241. On December 18, 2017, the Company announced that Spectrum Denmark had been issued a cannabis production license by Laegemiddelstyrelsen, Denmark’s Medicines Agency. The license was issued without conditions, meaning that Spectrum Cannabis Denmark will not be limited to a production cap or limited to the product formats it can produce. High quality oils and dried cannabis flowers will be produced in Odense and sold under the Spectrum Cannabis brand using the proprietary Spectrum colour-coded strain classification system. The license announced today is valid through 2021.

Spectrum Czech ApS

On April 15, 2018, Canopy Growth announced that it had signed a definitive agreement to acquire Annabis Medical s.r.o (“Annabis Medical”). The transaction closed on Monday, April 16, 2018. Annabis Medical is the leader in the Czech Republic’s medical cannabis industry and currently imports and distributes cannabis products pursuant to federal Czech licenses, with products for sale through pharmacy channels across the Czech Republic.

Spectrum Australia

On April 25, 2018, Canopy Growth and the Victoria State Government announced the launch of Spectrum Australia. The Victoria facility will enable domestic cultivation and production of high quality medical cannabis for patients while serving as a distribution hub for other jurisdictions in APAC. It will also operate as the APAC Research and Development Center for the Company, supporting the ongoing research collaboration between Spectrum Australia and Agriculture Victoria on innovations in medical cannabis cultivation and production.

Spectrum Lesotho

On May 30, 2018, Canopy Growth announced that it had acquired Daddy Cann Lesotho PTY Ltd., trading as Highlands (“Highlands”). Based in the Kingdom of Lesotho (“Lesotho”), Highlands holds a license to cultivate, manufacture, supply, hold, import, export and transport cannabis and its resin.

Combining the domestic and regional knowledge of Highlands with the global experience and expertise of Canopy Growth is the latest example of the Company establishing a meaningful local presence. With the objective of future local production to serve the regional market, these operations are part of Canopy Growth’s commitment to the Lesotho economy including supporting job creation and lasting community engagement. All key members of Highlands’s management team will continue to lead the organization. Additional details on the acquisition are provided in the press release issued by the Company on May 30, 2018.

Tweed JA

On September 6, 2017, the Company subscribed for 49% of the issued and outstanding shares of Grow House JA Limited (now operating as Tweed JA), for $3,769 payable in cash. Tweed JA is a Jamaican company that had received a provisional license to cultivate and sell medical cannabis and has already begun construction of its greenhouse facility.

Canopy Growth believes that the production and formulation model it has built in Canada, combined with the strength of the existing team in Jamaica, made up of experienced entrepreneurs with substantial cannabis cultivation experience, will drive the national conversation around cannabis forward, and promote Jamaica's well-established and renowned ganja, oils and other cannabis products on a global level.

AusCann Group Holdings Ltd.

On May 20, 2016, the Company closed a minority stake with AusCann (ASX:AC8), in exchange for consultation in a number of areas including production, quality assurance and operations, and strategic advisory services. In exchange for these services, the Company initially received a 15% interest and options in Auscann, but, following subsequent dilutive financings, now owns an 11.01% interest in AusCann, including its pro rata participatory investment of $1,214 in AusCann’s last financing which closed in May 2017. At March 31, 2018, the AusCann investment was valued at $49,573.

The expertise and advisory services offered or performed by Canopy Growth subsidiaries will be exclusively carried out by Tweed Inc. and Tweed Farms Inc.

On September 13, 2017, the Company announced that it had entered into a supply agreement with AusCann, whereby Canopy Growth will act as AusCann’s exclusive supplier of medical cannabis for the Australian market, beginning with the transfer of a range of medicines for research and commercialization in Australia.

Victoria Agriculture

On January 16, 2018, Canopy Growth and the Victorian State Government announced the signing of a MOU to further develop research and technical capabilities in the production of medical cannabis in Australia. The work will focus on medical applications for cannabis genetics, strain development, cultivation, and processing. This partnership will directly contribute to the emerging medical cannabis industry in Australia, allowing for improved patient access in that market, creating a leadership position for Australia and Canopy Growth in the Asia Pacific geography.

Alcaliber S.A.

On September 11, 2017, the Company and its wholly-owned subsidiary Spektrum announced a supply license agreement with Spain’s Alcaliber, S.A. (“Alcaliber”). Per the supply license agreement, Canopy Growth and Spektrum will grant Alcaliber a license to use certain strains and seeds to be grown and cultivated at Alcaliber’s facilities for sale worldwide.

Alcaliber specializes in research and development, breeding and cultivation, and the extraction, purification and preparation of Narcotic Raw Materials (“NRMs”) and Active Pharmaceutical Ingredients (“APIs”). Last year, Alcaliber exported 125 tonnes of alkaloids to 40 countries around the world, representing a 20% market share for NRMs. Alcaliber has been granted a license to cultivate, produce, manufacture, export/import, and commercialize cannabis for medical and scientific purposes by the Spanish Agency of Medicinal Products and Medical Devices.

On March 19, 2018, Canopy Growth confirmed that the Company had completed a transfer of 1,500 cannabis clones Alcaliber completing the first phase of the partnership announced on September 11, 2017.

Bedrocan Brasil S.A. and Entourage Phytolab S.A.

On June 28, 2016, the Company announced an agreement with São Paulo, Brazil-based Entourage. Under the agreement, wholly-owned subsidiary Bedrocan Canada, Bedrocan International BV (formerly Bedrocan Beheer BV) and local Brazilian partners created a new company called Bedrocan Brasil, which will facilitate the importation of Bedrocan's proprietary standardized cannabis varieties and know-how into the Brazilian market. Additionally, Canopy Growth will partner with Entourage to develop cannabis‑based pharmaceutical medical products for the Brazilian and international markets and launch a clinical research plan.

Canopy Growth’s holding in Entourage is 38.5% and its holding in Bedrocan Brasil is 39.4%.

Corporate Position on Conducting Business in THE United States and other International Jurisdictions where Cannabis is Federally-Illegal

As cannabis is federally illegal in the US., Canopy Growth does not engage in any U.S. cannabis- related activities as defined in Canadian Securities Administrators Staff Notice 51-352. While the Company has a number of partnerships with U.S.-based companies that may themselves participate in the U.S. cannabis market, these relationships are licensing relationships that see intellectual property developed in the United States brought into Canada, and in no manner involve Canopy Growth in any US activities respecting cannabis.

Canopy Growth will only conduct business activities related to growing or processing cannabis, in jurisdictions where it is federally legal to do so. Canopy Growth believes that conducting activities which are federally‑illegal, or investing in companies which do, puts the company at risk of prosecution, puts at risk its ability to operate freely, and potentially could jeopardize its listing on major exchanges now and in the future, limiting access to capital from large and reputable global funds.

While the Company will not engage in cannabis-related activities in the U.S related to growing and processing cannabis so long as cannabis is federally-illegal, Canopy Growth has developed specific plans related to establishing business operations in the U.S. in the event cannabis becomes federally legal. The Company has entered into option agreements to purchase certain cultivation infrastructure (for capped capital investment amounts) should cannabis be rescheduled to become a legal substance in the U.S.

PRODUCT DIVERSIFICATION

Management also believes a significant potential future opportunity exists, within an appropriate regulatory framework, to improve the Company’s profit margins by vertically integrating up the value chain towards products that treat cannabis and cannabinoids as ingredients rather than the base product. This view applies to the medical and regulated recreational cannabis/cannabinoid markets.

Development of Cannabis-Based Medical Therapies - Canopy Health Innovations

Canopy Growth established the cannabis research incubator, Canopy Health Innovations Inc. (“Canopy Health”), to develop and research clinically ready cannabis drug formulations and dose delivery systems. Canopy Health has put a team in place to evaluate, prepare for, and develop cannabis drug formulations and dose delivery systems. The role of the Canopy Health is to act as the pre-clinical and clinical research arm of the Company, which would include elements of product design and ingredient selection, formulation, safety and efficacy testing, and pre-clinical and clinical trials (to the extent required), for a range of products which are anticipated to be developed as the regulatory framework and market evolve.

Canopy Health established subsidiary Canopy Animal Health (“CAH”) to create Cannabis-derived products for applications in veterinary medicine. CAH intends to adapt Cannabis extracts to develop formulations that can be used to create pharmaceutical products for pets. As in the human market, there is a great unmet medical need in the veterinary market to provide effective therapeutics with acceptable safety profiles. CAH is in the process of developing Cannabis-based products that veterinarians can provide via a prescription drug process.

The development and maintenance of a robust IP program is a key element of the Company Health’s strategy. The purpose of the program is to build, or otherwise secure, protected status, through patents and otherwise (trademarks, trade secrets, plant breeders rights, copyrights, and other forms of intellectual property). IP is important in order to create competitive advantage in the marketplace and provide an opportunity to earn appropriate economic returns on R&D investments.

On April 9, 2018, the Company announced the launch of Beckley Canopy Therapeutics (“Beckley Canopy”), a partnership between Canopy Health and drug research pioneer Lady Amanda Feilding and the Beckley Foundation (“Beckley”). The partnership will combine Amanda Feilding’s 20+ year track record of groundbreaking research and network of world-renowned scientific collaborators with Canopy Health’s leadership in the commercial cannabis and pharmaceutical industries, bringing together European and North-American based research leaders in cannabis.

To date, Canopy Health has filed thirty-nine (39) US provisional patent applications, across a range of cannabis and cannabinoid uses, compositions, formulations, indications, methods of delivery, and dosing regimens, including the following areas:

•Insomnia and its various sub-groups

•Amyotrophic Lateral Sclerosis (“ALS”)

•Fibromyalgia

•	Anxiety and its various sub-groups (in humans and animals, in conjunction with Canopy Animal Health)
•	Cognitive enhancement (in humans and animals, in conjunction with Canopy Animal Health)
•	Pain and various sub-groups (in humans and animals, in conjunction with Canopy Animal Health)

•Opioid sparing, pain management, and addiction (through Beckley Canopy Therapeutics)

•Addiction and smoking cessation (through Beckley Canopy Therapeutics)

•A platform and method for delivery of cannabis-based compositions

US provisional patent applications are commonly used to establish a priority date for the protection of novel inventions. As is common practice globally, Canopy Health has used the United States as its “first to file” jurisdiction, affording protection of its provisional patent application priority dates in that jurisdiction and others through the ordinary course patent process. From the point of such a US provisional patent application filing, the filer then has one year from the filing date to add additional disclosure to the confidential application and determine whether to (a) file a non-provisional, utility patent application and proceed through prosecution with a view to patent issuance, or (b) abandon the provisional patent application. At the same time, the filer must determine whether to file what is commonly called a PCT (Patent Co-operation Treaty) patent to pursue registration in other countries. The PCT application process preserves the original US provisional patent application filing date and allows the filer approximately 30 months from the filing of the US provisional patent application filing date to select and file in the individual contracting states of its choosing.

It is the intention of Canopy Health to continue to build its intellectual property base through a range of strategies and tactics, including but not limited to, filing additional provisional applications, conversion of those provisional applications into non-provisional utility filings, prosecution of utility filings through to issuance, and extending filings into various additional countries.

Canopy Health plans to graduate product offering over time to higher order formulations and advanced delivery methods, enrich the composition of matter with actives, and ultimately combine cannabis/cannabinoid-based actives with other active pharmaceutical ingredients. This additional breadth and sophistication in offering would allow precision in delivery and innovation in content to better serve the nuanced needs of patients and address additional disease areas with increased specificity.

To date, Canopy Health has raised over $15,800 in development capital, including $4,000 from the Company. The Company’s interest in Canopy Health common shares is 43.9%.

On May 15, 2018, Canopy Growth announced that the Company would acquire all of its unowned interest in Canopy Health and CAH. The Canopy Health management team will remain in place to continue pursuing IP protection, clinical work, and product formulation for both human and animal cannabinoid programs alongside Canopy Growth’s team. Pursuant to the Arrangement Agreement, shareholders of Canopy Health (other than Canopy Growth) will receive 0.3790 common shares of the Company for each common share of CHI held (the “Exchange Ratio”). In addition, Canopy Growth will issue options to purchase common shares of Canopy Growth in exchange for options previously issued by Canopy Health and CAH, based on the Exchange Ratio. In the aggregate, Canopy Growth will issue 3,037,771 common shares, having a value of $91,574 (based on the 5-day volume weighted average price of Canopy Growth’s common shares on the TSX as of May 11, 2018 (the “5-day VWAP)), along with options having an aggregate “in-the-money” value of $9,688 (based on the 5-day VWAP) for aggregate transaction consideration of $101,262. The transaction will be undertaken by way of a plan of arrangement and is subject to a number of customary conditions including the approval of the Ontario Superior Court, CHI shareholders and the Toronto Stock Exchange. The transaction is anticipated to close on or before July 31, 2018.

On June 12, 2018, the Company announced that Canopy Health has received approval from Health Canada to proceed with Phase IIb “in-human” clinical trials to evaluate the use of medical cannabis in the treatment of insomnia. The trial will be conducted in collaboration with a leading Canadian research institution.

Development of Cannabis-based Consumer Recreational Products

The Canadian federal government has indicated that the sale of value-added cannabis-based Consumer Recreational products will be permitted within one of year of the opening of the legal recreational cannabis market in Canada. These products can be expected to include higher concentrated vaping oils (along with related device hardware), edibles and beverages.

Canopy Growth is actively laying the foundation for these products through investment in a range of research and development efforts, the licensing of intellectual property from innovative entrepreneurs in the cannabis industry and the acquisition its select technologies.

Development of Cannabis-based Beverages

Management believes the benefits that cannabis-based beverages can offer consumers including tailored consumption experiences, consumption with reduced/no weight gain, no “hangover”, and limited/no negative interaction with traditional pharmaceutical medications, could cause significant demand to develop for cannabis-based beverages and resulting disruption to traditional alcohol beverage markets.

Canopy has invested significant resources in researching and developing technologies, processes and applications involved in the creation of clear, shelf-stable cannabis-based beverages that offer a social experience similar to that of traditional sugar-based alcoholic beverages, specifically, a rapid on-set and shorter duration. Similar to the IP program at Canopy Health, Canopy Growth has built, or otherwise secured, protected status, through patents and other IP forms.

Development of Cannabis-based Beverages – Strategic Relationship with Constellation Brands

October 30, 2017, Canopy Growth announced that it had entered a strategic relationship with the leading total beverage alcohol supplier in the United States, Constellation Brands (“Constellation”) (NYSE: STZ and STZ.B). Constellation is a leading international producer and marketer of a fast-growing, high-performing portfolio of beer, wine and spirits brands.

In the strategic relationship, Constellation is providing broad support in the areas of consumer analytics, market trending, marketing and brand development to Canopy Growth. In addition, Canopy Growth and Constellation intend to collaborate to develop and market cannabis-based beverages that can be marketed as regulated recreational products in markets where and when such products are federally legal.

As part of the strategic relationship, an affiliate of Constellation invested approximately $245 million in Canopy Growth in exchange for common shares that, following the transaction which closed on November 2, 2017, represents a 9.9% equity share in the Company as at such date.

In exchange for the investment, a total of 18,876,901 Canopy Growth common shares were issued on November 2, 2017 at a price of $12.9783 per share based on a 5-day volume weighted average price (VWAP) as of the close of markets on October 27, 2017. An equal number of common share purchase warrants will be issued at the same price, subject to certain restrictions, expiring 30 months from the closing date. The common shares and warrants will have a hold period of four months and one day from the closing date, with the warrants being exercisable in two equal tranches, with the first exercisable tranche date being August 1, 2018 and the second exercisable tranche date being February 1, 2019. The Company will principally use the proceeds to fund the expansion of its growing platform and to support ongoing investments in value-add processing and new product development and research.

Cannabis-based Consumer Recreational Products – Strategic Licensing

On July 20, 2017, Isodiol International Inc. (“Isodiol”) announced it had signed a licensing agreement with the Company. Under this licensing agreement, Canopy Growth will have the right to manufacture and distribute Isodiol’s "Pot-O-Coffee" and "Pot-O-Tea" branded cannabis infused single serve K-Cup products in Canada and certain other markets internationally as federal regulations allow. Licensed products include caffeinated and de-caffeinated product lines as well as Isodiol's single serve "Pot‑O‑Coco". In addition to the Canadian rights, Canopy Growth shall have the right of first refusal to sell the "Pot-O" brand products in any territory outside of the US, Mexico and Puerto Rico.

On September 28, 2017, the Company and Skinvisible Pharmaceuticals, Inc. ("Skinvisible"), a research and development company with a patented drug delivery system, announced they have signed a definitive license agreement for Skinvisible’s patented topical formulations. Per the agreement, Canopy Growth is exclusively licensed to distribute Skinvisible’s topical products in Canada and shall have a first right of refusal for all other countries, excluding China and the United States. The agreement covers two distinct product lines made with Skinvisible’s Invisicare® technology. Skinvisible will first develop unique topical hemp-based products that will be launched by Canopy Hemp Corporation in Canada. The agreement also includes potential cannabis-based topical products using the Invisicare® technology, when and if federal regulations permit CBD or THC infused topical products for sale in Canada.

On November 7, 2017, the Company announced it had signed a definitive licensing agreement with Farm to Farma Inc. (“FTF”) for FTF’s innovative Trokie® lozenges. Under this licensing agreement, Canopy Growth will have the exclusive right to manufacture and distribute FTF’s Trokie® lozenges through its subsidiaries in Canada, as permitted by federal regulations, and shall have a first right of offer for all other countries where federally legal and excluding the United States.

HEMP-Based Products

The Company has taken steps to diversify its cannabis-related business into the development, production and sale of hemp-based medical, regulated recreational and industrial products. Hemp and cannabis come from the Cannabis sativa L specie, but are genetically distinct and are further distinguished by use, chemical makeup and cultivation methods. Hemp, which refers to the non-psychoactive (less than 0.3% THC) varieties of Cannabis sativa L, is a renewable raw material used in thousands of products including health foods, body care, clothing, construction materials, biofuels and plastic composites. The Company believes that entry into the regulated hemp market, whose regulations allow for more robust consumer-facing brand marketing, advertising and retail channels, will serve to strengthen the Company’s consumer facing brands in the future.

On January 25, 2018, the Company announced that it has closed the acquisition of assets and intellectual property from Green Hemp Industrie Ltd. (“Green”). Combining the Company’s expertise in large-scale cannabinoid extraction processes with Green’s unique whole-plant hemp harvesting knowledge and library of stable CBD-rich hemp genetics to positions Canopy Growth leader in low-cost, high yield CBD production. On closing, the Company issued 24,576 common shares. The Company may issue up to another 24,576 common shares if certain production related milestones are achieved.

RESULTS OF OPERATIONS

The following table sets forth consolidated statements of operations and balance sheet data, which is expressed in thousands of Canadian dollars, except share and per share amounts, for the indicated periods.

SELECTED OPERATIONAL INFORMATION
(CDN $000's, except share amounts)
	Three Months Ended		Year Ended
	March 31,	March 31,	March 31,	March 31,
	2018	2017	2018	2017

Revenue	22,806	14,661	77,948	39,895
Gross margin before fair value impacts in cost of sales	8,517	9,058	40,158	24,602
Gross margin before fair value impacts in cost of sales %	37%	62%	52%	62%
Gross margin	7,177	2,499	74,192	38,714
Gross margin %	31%	17%	95%	97%
Operating expenses before acquisition costs and non-cash operating expenses	32,173	9,509	114,103	36,141
Total operating expenses	58,209	23,415	156,473	52,797
Loss from operations	(51,032)	(20,916)	(82,281)	(14,083)
Net loss after taxes	(54,361)	(12,029)	(54,134)	(7,572)
Net loss attributable to Canopy Growth Corporation	(61,544)	(11,994)	(70,353)	(7,521)
Net loss per share - basic and diluted	$(0.31)	$(0.08)	$(0.40)	$(0.06)
Weighted average shares - basic and diluted	196,571,715	147,060,478	177,301,767	118,989,713

Selected statements of financial position information	March 31,	March 31,
	2018	2017

Cash and cash equivalents	322,560	101,800
Biological assets	16,348	14,725
Inventory	101,607	45,981
Other working capital	(49,209)	(5,874)
Current and long-term debt	8,422	10,330
Other long-term liabilities	61,150	766
Deferred tax liability	33,536	35,924
Shareholders' equity	1,243,238	639,726

FOURTH Quarter RevIEW

Results of Operations for the three months ended March 31, 2018 as compared to the three months ended March 31, 2017.

SELECTED QUARTERLY INFORMATION
	Q4'18	Q3'18	Q2'18	Q1'18
Revenue	$22,806	$21,700	$17,569	$15,873
Net income (loss) attributable to Canopy Growth Corporation	(61,544)	1,583	(1,338)	(9,054)
Net income (loss) per share - basic	$(0.31)	$0.01	$(0.01)	$(0.06)
Weighted average shares - basic	196,571,715	182,029,481	167,226,218	163,884,269
Net income (loss) per share - diluted	$(0.31)	$0.01	$(0.01)	$(0.06)
Weighted average shares - diluted	196,571,715	194,739,044	167,226,218	163,884,269

	Q4'17	Q3'17	Q2'17	Q1'17
Revenue	$14,661	$9,752	$8,498	$6,984
Net income (loss) attributable to Canopy Growth Corporation	(11,994)	2,992	5,430	(3,949)
Net income (loss) per share - basic	$(0.08)	$0.03	$0.05	$(0.04)
Weighted average shares - basic	147,060,478	116,813,261	108,872,770	103,663,724
Net income (loss) per share - diluted	$(0.08)	$0.02	$0.05	$(0.04)
Weighted average shares - diluted	147,060,478	123,034,872	112,254,363	103,663,724

REVENUE

Total revenue for the three months ended March 31, 2018 was $22,806 representing a 55% increase over the quarter ended March 31, 2017.

The Company believes the sale of cannabis oils will represent a significant revenue stream going forward. In the three months ended March 31, 2018 and 2017, oils, including gel caps, both accounted for 23% of product revenue for each respective period.

The total quantity of cannabis sold during the three months ended March 31, 2018 was 2,528 kilograms and kilogram equivalents at an average price of $8.43 per gram, up from 1,740 kilograms and kilogram equivalents at an average price of $8.03 in same period last year due to changes in the mix of product sold and increasing sales in Germany.

COST OF SALES

Plants that are in pre-harvest are considered biological assets and are capitalized on the balance sheet at fair market value less cost to sell at their point of harvest. Fair market value estimates are based directly on the Company’s selling list prices for specific medical cannabis strains and estimated or expected selling prices to provincial crown corporations in a regulated domestic recreational market, as applicable, though no such prices have yet been established. Costs to sell include post-harvest, trimming, fulfillment, testing and shipping costs. As they continue to grow through the pre-harvest stages, a corresponding non-cash unrealized gain is recognized in income through cost of sales, reflecting the changes in fair value of the biological assets. At harvest, the biological assets are transferred to inventory at their fair value, which becomes the deemed cost for inventory. Inventory is later expensed to cost of sales when sold. In addition, the inventory production costs are expensed through cost of sales and represents overheads and other production costs of growing, processing and selling cannabis products. Together, the inventory production costs expensed, the fair value changes in biological assets included in inventory sold and other inventory charges, and the gain from changes in the fair value of biological assets comprise cost of sales. Management expects cost of sales to vary from quarter to quarter based on the number of pre-harvest plants, the strains being grown, and where the pre-harvest plants are in the grow cycle at the end of the period.

During the three months ended March 31, 2018, the Company harvested 4,811 kilograms. In comparison, during the three months ended March 31, 2017, the Company harvested 1,980 kilograms. The Company is ramping up production and inventories for later in calendar 2018 when the legalized recreational market is expected to commence to meet expected demand from consumers and the provinces.

The net cost of sales of $15,629 during the three months ended March 31, 2018 was comprised of inventory production costs expensed to cost of sales of $14,289, fair value changes in biological assets included in inventory sold and other inventory charges of $19,929 offset by the unrealized gain on changes in the fair value of biological assets of $18,589. The impact of changes in the fair value of biological assets recorded during the quarter was due in large part to the full utilization of Tweed Farms in Niagara-on-the-Lake and part utilization of BC Tweed offset by a lower amount of biological assets at Smiths Falls, Ontario as 7 of the 24 flower rooms at that facility were re-purposed, for clone propagation for other sites and the preparation of a large footprint pre-pack room, which reduced growing capacity for commercial harvest. In the quarter ended

March 31, 2017, the net recovery to cost of sales was $12,162 with inventory production costs expensed amounting to $5,603 fair value changes in biological assets included in inventory sold and other inventory charges of $9,363 offset by the unrealized gain on changes in the fair value of biological assets of $2,804.

The inventory production costs expensed to cost of sales of $14,289 is principally comprised of the cash costs of the inventory sold in the period of $8,397 and $5,892 of cash operating costs of subsidiaries not yet cultivating or selling cannabis, such as BC Tweed, Vert Mirabel, Tweed 53 (Edmonton, Alberta) and Spot Therapeutics (Fredericton, New Brunswick). This compares to the same period last year when the inventory production costs expensed to cost of sales of $5,603 was comprised of the cash costs of inventory sold in the period of $5,514 and $89 of cash operating costs of subsidiaries not yet cultivating or selling cannabis.

Management has made the decision to no longer report the weighted average cost per gram metric. There are three reasons for this change. First, there is no industry standard for cost per gram components or classification, a situation that management believes may cause investor confusion. Second, consistent with our long held and communicated view that the cannabis market will move beyond traditional dried flower products to cannabis as an ingredient in branded consumer products and medical therapies, management believes the sector will move away from measurements of the weight of the plant only, to milligram measurements of THC, CBD and other cannabinoid ingredients as new product formats are introduced.  Lastly, management believes other key performance indicators will evolve as the legal recreational and retail market takes hold in Canada.

GROSS MARGIN

The fourth quarter Fiscal 2018 gross margin before the effects of IFRS fair value impacts in cost of sales and other inventory charges, and excluding the costs of non-cultivating subsidiaries and assets, totaling $5,892, was $14,409 or 63% of sales.

The fourth quarter Fiscal 2018 gross margin before the effects of the IFRS fair value impacts in cost of sales and other inventory charges was $8,517 or 37% of sales, as compared to $9,058 or 62% of sales in the fourth quarter of last year. The lower gross margin percentage was due primarily to the impact of cash operating costs of subsidiaries not yet cultivating or selling cannabis, described earlier in this MD&A.

The IFRS reported gross margin was $7,177 or 31% of revenue, for the three-month period ended March 31, 2018. In the comparative period ended March 31, 2017, the gross margin on the same basis was $2,499 or 17% of revenue. Gross margin includes the fair value changes in biological assets included in inventory sold and other inventory charges and unrealized gain on changes in fair value of biological assets.

The IFRS gross margin was mostly impacted by the full utilization of Tweed Farms greenhouse, partial utilization of BC Tweed facilities, full operation of the Bowmanville facility partially offset by a lower amount of biological assets at the Company’s Smiths Falls facility which resulted in a higher gain on changes in the fair value of biological assets relative to the fourth quarter of last year.

As noted earlier in this MD&A, beginning in the third quarter of Fiscal 2018, 7 of 24 flower rooms in the Company’s Smiths Falls, Ontario facility were repurposed for mother/clone rooms to produce over 200,000 clones deployed in the planting of over 1.7 million sq. ft. of additional greenhouse space in the first half of calendar 2018 and additional fulfillment capability, was necessary and worthwhile as it positions the Company to supply larger quantities of cannabis and generate increasing revenues beginning in the second quarter of fiscal 2019.

The Company’s announced production expansion plans, which will add up to 3.2 million sq. ft. over the next 12 months, are expected to yield harvests that will produce increased volumes of available inventories for domestic sales and for export. The Company continues to refine its production processes and methodologies to increase production yields and gross margins.

OPERATING EXPENSES

Sales and marketing expenses include staffing levels in marketing and sales functions needed to service the coming regulated recreational and international markets, costs associated with the  development of marketing and branding programs, the development of new permitted product SKUs, the development of recreational product packaging, the development of cannabis retail and education programs as well as costs associated with the Company’s medical outreach program and the growing customer care center which interfaces directly with the Company’s growing base of patients. Since March 31, 2017, the number of patients has grown from over 55,000 to over 74,000 at March 31, 2018. The outreach program is targeted towards ensuring that healthcare practitioners understand how they can incorporate medical cannabis into their practices. These expenditures are consistent with the Company’s view that strong brand recognition is essential to the Company’s successful ongoing customer acquisition strategy, particularly in the coming recreational market in Canada. These costs represent a strategic investment, which management believes will have a future benefit in customer acquisition and retention. Further, the Company is making these investments to aggressively seek new domestic and international business opportunities to build for the future.

As a result, sales and marketing were up significantly relative to the same periods last year for the purpose of being ready for the recreation market while currently still operating in a medical market in the fourth quarter and through the first half of fiscal 2019.  Specifically, sales and marketing expenses for the three months ended March 31, 2018 were $14,751 or 65% of revenue. In comparison, sales and marketing expenses for the three months ended March 31, 2017 were $4,110 or 28% of revenue.

Research and development (“R&D”) expenses for the three months ended March 31, 2018 and 2017 were $539 or 2% of revenue and ($535) or 4% of revenue, respectively.

The Company’s R&D team is researching a variety of intellectual property opportunities, including those relating to growth patterns under different environmental scenarios and the genetics of various strains, the production of encapsulated cannabis oil capsules in higher volumes as well as in the development and implementation of internal testing resources, capabilities and procedures. In addition, the Company has invested in the development of patent pending technology related to equipment that the Company has engineered specifically for the cannabis industry to be incorporated in Canopy Growth’s operations. Also, ongoing R&D work being performed in the Company’s Dealers License Area is expected to lead to the development of new cannabis-based product form factors that will enter the market when permitted.

General and administrative (“G&A”) expenses for the three months ended March 31, 2018 and 2017 were $16,883 and $5,934, respectively and 74% and 40% of sales, respectively.

The G&A expenses increased as the company scaled up to be ready for the Canadian legal recreational market, international expansion, and increased governance costs associated with listing on the New York Stock Exchange. G&A includes higher legal and professional services fees related to investments in governance, expanded operations and supporting business development as well as expanding the Company’s information technology capability. G&A expenses also included higher employee compensation costs due to increased staff levels, necessary use of consultants and advisory services while expanding and commercializing the Company’s operations, compliance costs associated with meeting Health Canada requirements, as well as other public company compliance related expenses including related professional fees. Overall, the increase in G&A reflects the Company’s growth and building of commercial capacity and capability. As international expansion forms a key component of the Company’s business growth strategy, the Company expects to incur related costs, such as legal and tax advice, while pursuing these business ventures in the future.

Acquisition-related expenses for the three-month period ended March 31, 2018 and 2017 were $915 and $5,394, respectively. Acquisition-related expenses in the fourth quarter period ended March 31, 2017 were primarily related to the Mettrum acquisition of $4,581. The remaining $813 was due to the ongoing evaluation of potential acquisitions performed during the period and increased legal, accounting and strategic business consulting services required to complete or evaluate the transactions. The Company may acquire strategic businesses and assets in the future as it pursues its growth strategy. As such, the Company may incur related acquisition expenses, including legal, accounting and strategic business consulting service related fees, in the future.

Share-based compensation expense for the three month period ended March 31, 2018 and 2017 related to options granted to employees and consultants of the Company and to acquisition-related milestones, of $20,170 and $5,391, respectively. The acquisition-related milestone share based compensation during the three months ended March 31, 2018 primarily related to Spectrum Denmark, BC Tweed, Apollo and Bodystream and to other affiliates, as summarized in Note 20 to the Annual Financial Statements.

ADJUSTED EBITDA (NON-GAAP MEASURE)

The Company’s “Adjusted EBITDA” is a Non-GAAP metric used by management that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Management defines the Adjusted EBITDA as the Income (loss) from operations, as reported, before interest, tax, and adjusted for removing other non-cash items, including the share-based compensation expense, depreciation, and the non-cash effects of accounting for biological assets and inventories, and further adjusted to remove acquisition related costs. Management believes Adjusted EBITDA is a useful financial metric to assess its operating performance on a cash adjusted basis before the impact of non-cash items and acquisition activities.

Adjusted EBITDA in the fourth quarter fiscal 2018 amounted to a loss of $22,898 compared to a loss of $146 in the same period last year.

CANOPY GROWTH CORPORATION
Adjusted EBITDA[1] Non-GAAP Measure	Three Months Ended
(In CDN$000's)	March 31, 2018	March 31, 2017
Adjusted EBITDA[1] Reconciliation
Loss from operations - as reported	$(51,032)	$(20,916)

IFRS non-cash accounting related to biological assets and inventory
Fair value changes in biological assets included in inventory sold and other inventory charges	19,929	9,363
Unrealized gain on changes in fair value of biological assets	(18,589)	(2,804)
	1,340	6,559

Share-based compensation expense (per statement of cash flows)[2]	20,928	5,696
Acquisition Costs	915	5,394
Depreciation and amortization	4,951	3,121
	26,794	14,211
Adjusted EBITDA	$(22,898)	$(146)

1 - Adjusted EBITDA is Earnings Before Interest, Tax, and Depreciation and other non-cash items, and as adjusted for acquisition related items.

2 - Includes $8,247 and $690 for the three months ended March 31, 2018 and 2017, respectively, in share-based compensation expense related to acquisition milestones

Other expenses and net income

Other expenses are made up of fair value changes on financial assets of $46,169 for the three months ended March 31, 2018, which is recognized primarily from the strategic agreement with TerrAscend. The warrants represent a derivative financial instrument that is initially measured at fair value and subsequently remeasured to its fair value at the end of each reporting period with changes in fair value recorded in the consolidated statement of operations through profit and loss. The Company also recognized $5,776 for the three months ended March 31, 2018, which is recognized from the strategic agreement with AusCann. Under the agreement, the Company obtained shares and options. The options represent a derivative financial instrument that is initially recognized at fair value and subsequently remeasured to its fair value at the end of each reporting period. The Company also recognized $5,210 related to the Company’s ownership in HydrRx. In the quarter ended March 31, 2018 HydRx completed a financing that provided a measure of the fair value of the warrants. The difference between the carrying amount of the warrants and this fair value for the warrants was recorded in the consolidated statement of operations through profit and loss.

The above was more than offset by an impairment loss of $28,000 related to the arbitration proceedings against Bedrocan International BV, fair value increases on BC Tweed and Vert Mirabel put liabilities of $21,000, and a partner sharing expense of $4,995 related to the BC Tweed partners. Please refer to the Annual Financial Statements for more information.

The Company recorded an income tax expense of $8,042 for the three months ended March 31, 2018 relating to changes in the deferred tax liability. In the comparative period last year, the Company recorded income tax expense of $3,566.

Net earnings for the three months ended March 31, 2018 was $54,361 compared to net loss of $12,029 in the comparative period last year.

ANNUAL REVIEW

Results of Operations for the year ended March 31, 2018 as compared to the year ended March 31, 2017.

REVENUE

Total revenue for the year ended March 31, 2018 was $77,948 representing a 95% increase over the year ended March 31, 2017.

The Company believes the sale of cannabis oils will represent a significant revenue stream going forward. In the year ended March 31, 2018 and 2017, oils, including gel caps, accounted for 22% and 12% of product revenue, respectively.

The total quantity of cannabis sold during the year ended March 31, 2018 was 8,708 kilograms and kilogram equivalents at an average price of $8.24 per gram, up from 5,139 kilograms and kilogram equivalents at an average price of $7.40 in same period last year due to an increasing mix of oil products and oil-based soft gel caps being sold as well as the increasing Germany sales.

COST OF SALES

During the year ended March 31, 2018, the Company harvested 22,513 kilograms. In comparison, during the twelve ended March 31, 2017, the Company harvested 10,837 kilograms. The Company is ramping up production and inventories for later in calendar 2018 when the legalized recreational market is expected to commence to meet expected demand from consumers and the provinces.

The net cost of sales of $3,756 during the year ended March 31, 2018 was comprised of inventory production costs expensed to cost of sales of $37,790, fair value changes in biological assets included in inventory sold and other inventory charges of $66,268 offset by the unrealized gain on changes in the fair value of biological assets of $100,302. The impact of changes in the fair value of biological assets recorded during the year was due in large part to the full utilization of Tweed Farms in Niagara-on-the-Lake, part utilization of BC Tweed, the new grow rooms fully operating at Smiths Falls, and to the refitted former Mettrum Bowmanville facility back in full production. In the year ended March 31, 2017, the net cost of sales was $1,181 with inventory production costs expensed amounting to $15,293 fair value changes in biological assets included in inventory sold and other inventory charges of $34,978 offset by the unrealized gain on changes in the fair value of biological assets of $49,090.

The inventory production costs expensed to cost of sales of $37,790 is principally comprised of the cash costs of the inventory sold in the period of $26,415 $11,375 related to cash operating costs of subsidiaries not yet cultivating or selling cannabis, such as BC Tweed, Vert Mirabel (Quebec), Tweed 53 (Edmonton, Alberta) and Spot Therapeutics (Fredericton, New Brunswick). This compares to the same period last year when the inventory production costs expensed to cost of sales of $15,293 was comprised of the cash costs of inventory sold in the period of $15,154 and $139 of cash operating costs of subsidiaries not yet cultivating or selling cannabis.

GROSS MARGIN

The fiscal year 2018 gross margin before the effects of the IFRS fair value impacts in cost of sales and other inventory charges was $40,158 or 52% of sales, as compared to $24,602 or 62% of sales in fiscal 2017. The lower gross margin percentage was due primarily to the impact of cash operating costs of subsidiaries not yet cultivating or selling cannabis, described earlier in this MD&A. Excluding the costs of the non-cultivating subsidiaries totaling $11,375, the gross margin before non-cash gains and losses would have been $51,533 or 66% of sales.

The IFRS reported gross margin was $74,192 or 95% of revenue, for the twelve-month period ended March 31, 2018. In the comparative period ended March 31, 2017, the gross margin on the same basis was $38,714 or 97% of revenue. Gross margin includes the fair value changes in biological assets included in inventory sold and other inventory charges and unrealized gain on changes in fair value of biological assets.

The IFRS gross margin was mostly impacted by the full utilization of Tweed Farms, part utilization of BC Tweed, the new grow rooms in use at Smiths Falls and Bowmanville fully operating again to result in a higher gain on changes in the fair value of biological assets relative to fiscal 2017.

The Company’s announced production expansion plans, which will add up to 3.2 million sq. ft. over the next 12 months, are expected to yield harvests that will produce increased volumes of available inventories for domestic sales and for export. The Company continues to refine its production processes and methodologies to increase production yields and gross margins.

OPERATING EXPENSES

Sales and marketing expenses include staffing levels in marketing and sales functions needed to service the coming regulated recreational and international markets, costs associated with the  development of marketing and branding programs, the development of new permitted product SKUs, the development of recreational product packaging, the development of cannabis retail and education programs as well as costs associated with the Company’s medical outreach program and the growing customer care center which interfaces directly with the Company’s growing base of patients. As a result, sales and marketing were up significantly relative to last year for the purpose of being ready for the recreation market while currently still operating in a medical market. Specifically, sales and marketing expenses for the year ended March 31, 2018 were $38,203 or 49% of revenue. In comparison, sales and marketing expenses for the year ended March 31, 2017 were $12,960 or 32% of sales.

Research and development (“R&D”) expenses for the year ended March 31, 2018 and 2017 were $1,453 or 2% of revenue and $810 or 2% of revenue, respectively.

The Company’s R&D team is researching a variety of intellectual property opportunities, including those relating to growth patterns under different environmental scenarios and the genetics of various strains, the production of encapsulated cannabis oil capsules in higher volumes as well as in the development and implementation of internal testing resources, capabilities and procedures. In addition, the Company has invested in the development of patent pending technology related to equipment that the Company has engineered specifically for the cannabis industry to be incorporated in Canopy Growth’s operations. Also, ongoing R&D work being performed in the Company’s Dealers License Area is expected to lead to the development of new cannabis-based product form factors that will enter the market when permitted.

General and administrative (“G&A”) expenses for the year ended March 31, 2018 and 2017 were $43,819 and $16,858, respectively and 56% of sales and 42% of sales, respectively.

The G&A expenses include higher legal and professional services fees related to investments in governance, expanded operations and supporting business development as well as expanding the Company’s information technology capability. G&A expenses also included higher employee compensation costs due to increased staff levels, necessary use of consultants and advisory services while expanding and commercializing the Company’s operations, compliance costs associated with meeting Health Canada requirements, as well as other public company compliance related expenses including related professional fees. Overall, the increase in G&A reflects the Company’s growth and building of commercial capacity and capability. As international expansion forms a key component of the Company’s business growth strategy, the Company expects to incur related costs, such as legal and tax advice, while pursuing these business ventures in the future.

Acquisition-related expenses for the year ended March 31, 2018 and 2017 were $3,406 and $7,369, respectively. Acquisition-related expenses in the fiscal year ended March 31, 2018 were primarily related to the ongoing evaluation of potential acquisitions performed during the period and increased legal, accounting and strategic business consulting services required to complete or evaluate the transactions. Acquisition related expenses for the year ended March 31, 2017 included $5,190 related to the acquisition of Mettrum, $630 related to M&A advisory services, $372 related to the acquisition of Spektrum and $94 related to the acquisition of Vert. The Company may acquire strategic businesses and assets in the future as it pursues its growth strategy. As such, the Company may incur related acquisition expenses, including legal, accounting and strategic business consulting service related fees, in the future.

Share-based compensation expense related to options granted to employees and consultants of the Company and to acquisition-related milestones, of $29,631 and $19,475, respectively (year ended March 31, 2017 - $8,046 and $690, respectively). The acquisition-related milestone share based compensation primarily related to Spectrum Denmark, BC Tweed, Apollo and Bodystream and to other affiliates, as summarized in Note 20 (c) to the financial statements.

ADJUSTED EBITDA (NON-GAAP MEASURE)

Adjusted EBITDA in the fiscal year 2018 amounted to a loss of $41,246 compared to a loss of $4,719 in the same period last year.

CANOPY GROWTH CORPORATION
Adjusted EBITDA[1] Non-GAAP Measure	Year Ended
(In CDN$000's)	March 31, 2018	March 31, 2017
Adjusted EBITDA[1] Reconciliation
Loss from operations - as reported	$(82,281)	$(14,083)

IFRS non-cash accounting related to biological assets and inventory
Fair value changes in biological assets included in inventory sold and other inventory charges	66,268	34,978
Unrealized gain on changes in fair value of biological assets	(100,302)	(49,090)
	(34,034)	(14,112)

Share-based compensation expense (per statement of cash flows)[2]	51,177	10,043
Acquisition Costs	3,406	7,369
Depreciation and amortization	20,486	6,064
	75,069	23,476
Adjusted EBITDA	$(41,246)	$(4,719)

1 - Adjusted EBITDA is Earnings Before Interest, Tax, and Depreciation and other non-cash items, and as adjusted for acquisition related items.

2 - Includes $19,475 and $690 for the year ended March 31, 2018 and 2017, respectively, in share-based compensation expense related to acquisition milestones

Other expenses and net income

Other expenses are made up of fair value changes on financial assets of $78,172 for the year ended March 31, 2018, which is recognized primarily from the strategic agreement with TerrAscend. The warrants represent a derivative financial instrument that is initially measured at fair value and subsequently remeasured to its fair value at the end of each reporting period with changes in fair value recorded in the consolidated statement of operations through profit and loss. The Company also recognized $5,210 related to the Company’s ownership in HydrRx. In the quarter ended March 31, 2018 HydRx completed a financing that provided a measure of the fair value of the warrants. The difference between the carrying amount of the warrants and this fair value for the warrants was recorded in the consolidated statement of operations through profit and loss. The Company also recognized $4,785 for the three months ended March 31, 2018, which is recognized from the strategic agreement with AusCann. Under the agreement, the Company obtained shares and options. The options represent a derivative financial instrument that is initially recognized at fair value and subsequently remeasured to its fair value at the end of each reporting period. In connection with the Agripharm agreement entered into with Green House and Organa Brands where the Company’s ownership interest was reduced to 40%, the Company recognized a gain of $8,820 during the year ended March 31, 2018.

The above was offset by an impairment loss of $28,000 related to the arbitration proceedings against Bedrocan International BV, fair value increases on BC Tweed and Vert Mirabel put liabilities of $21,000, and a partner sharing expense of $4,995 related to the BC Tweed partners. Please refer to the Annual Financial Statements for more information.

The Company recorded an income tax recovery of $1,593 for the year ended March 31, 2018 relating to changes in the deferred tax liability. In the comparative period last year, the Company recorded income tax expense of $2,703.

Net loss for the year ended March 31, 2018 amounted to $54,134 compared to net loss of $7,572 in the comparative period last year.

LIQUIDITY

As at March 31, 2018, the Company had cash and cash equivalents available of $322,560, up from $101,800 at the end of fiscal 2017. The increase from the end of fiscal 2017 was mainly due to the cash received from the Canopy Rivers private placement of $36,320 in June 2017, a $25,000 private placement common share issuance in July 2017, investment of approximately $245,000 by an affiliate of Constellation Brands, gross proceeds of $200,700 from a bought deal financing that closed on February 7, 2018 and the exercise of options and warrants totaling $11,823 offset by cash used to fund operations of $92,516 and investments in facility enhancements totaling $212,573. The Company’s cash and cash equivalents includes cash held by Canopy Rivers, amounting to $322,560 at March 31, 2018.

While the Company has incurred cash losses to date, management anticipates success and eventual cash profitability of the business, though there can be no assurance that the Company will gain adequate market acceptance for its products or be able to generate sufficient positive cash flow to achieve its business plans.

The Company’s objectives when managing its liquidity and capital structure are to generate sufficient cash to fund the Company’s operating, acquisition and organic growth requirements.

The table below sets out the cash, biological assets, inventory, other working capital, and long-term debt at March 31, 2018 and March 31, 2017.

(CDN $000's)	March 31, 2018	March 31, 2017

Cash & cash equivalents	$322,560	$101,800
Biological assets	16,348	14,725
Inventory	101,607	45,981
Other working capital	(49,209)	(5,874)
Current and long-term debt	8,422	10,330
Other long-term liabilities	61,150	766

The increase in total working capital to $389,749 (March 31, 2017 - $154,941) was primarily due to the increase in inventory, the investment in the Company by an affiliate of Constellation Brands, gross proceeds of $200,700 from the February 2018 bought deal financing and the cash raised by Canopy Rivers which was consolidated in the financial statements.

As at March 31, 2018, on average, the biological assets were 12% complete as to the next expected harvest date, compared to 43% average stage of completion as at March 31, 2017.

At March 31, 2018, inventory quantities amounted to 15,726 kilograms of dry cannabis. Of this amount, 2,982 kilograms was finished goods available for sale; 3,480 kilograms of product in process of testing and awaiting release for sale, and 9,264 kilograms of extract-grade cannabis held for conversion to oils and capsules. This compares to March 31, 2017 when a total of 8,360 kilograms of dry cannabis was in inventory, comprised of 377 kilograms of finished goods, 3,173 kilograms of product awaiting approvals to be released for sale, and 4,810 kilograms of extract-grade cannabis being held for conversion to oils and to capsules. In addition, the Company had a total of 6,969 litres of cannabis oil, ranging from concentrated resins, or refined oil, to oil in its finished state and available for sale, up from 1,799 litres held at March 31, 2017, also ranging from concentrated resins to finished oils available for sale.  The Company also had 356 kilograms of capsules on hand at March 31, 2018.

Inventory at March 31, 2018 amounted to $101,607 (March 31, 2017 - $45,981) and biological assets amounted to $16,348 (March 31, 2017 - $14,725), together totaling $117,955 (March 31, 2017 - $60,706) all of which Management believes is required to meet expected market demands, including the legalized recreational market expected later in calendar 2018.

The increase in inventory since March 31, 2017 was due to the new grow rooms coming on line at Smiths Falls, having Spectrum operations integrated and online, and the harvests at the Company’s greenhouse in Niagara-on-the-Lake. Harvested plants were added to inventories during the quarter and quantities maintained to meet the growth in sales expected and meet strain availability requirements, and the expansion of oils.

The long-term assets which total $955,040 (March 31, 2017 - $523,934) were comprised principally of intangible assets and goodwill of $416,449, property, plant and equipment and assets in process of $303,682, investments in associates of $63,106 and investments in other financial assets of $163,463 which are comprised of various investments the Company and its subsidiaries have made, and other long-term assets of $8,340 which mainly consists of deposits on property, plant and equipment.

The chart below highlights the Company’s cash flows during the year ended March 31, 2018 and 2017.

(CDN $000's)	Year Ended
Net cash provided by (used in)	March 31, 2018	March 31, 2017

Operating activities	$(81,506)	$(27,093)
Investing activities	(223,583)	(18,602)
Financing activities	525,849	132,098
Cash and cash equivalents, beginning of year	101,800	15,397
Cash and cash equivalents, end of year	$322,560	$101,800

CASH USED IN OPERATING ACTIVITIES

The cash used in operating activities prior to changes in working capital during the year ended March 31, 2018 amounted to $52,987, with a net loss of $54,134, which included the IFRS accounting unrealized gain on biological assets of $100,302 and the non-cash other income and expenses of $78,172 more than offset the fair value changes in biological assets included in inventory sold and other inventory charges of $66,268 and other non-cash items such as depreciation and amortization of $20,486, total share-based compensation of $51,177, and income tax expense of $1,593. The cash used in operating activities after changes in working capital during the year ended March 31, 2018 amounted to $81,506.

In comparison, the cash used in operating activities prior to changes in working capital during the year ended March 31, 2017 amounted to $10,745, with net loss of $7,572 which included the non-cash unrealized gain on biological assets of $35,807, the non-cash other income and expenses of $5,702 and income tax recovery of $2,703 to more than offset net changes in inventory and biological assets of $21,695 and other non-cash items such as depreciation and amortization of $6,064, and total share-based compensation of $10,043. The cash used in operating activities after changes in working capital during the year ended March 31, 2017 amounted to $27,093.

CASH USED IN INVESTING ACTIVITIES

The cash used in investing activities during the twelve-months ended March 31, 2018 of $223,583 was primarily due to the expansion of growing capacity at Tweed and Tweed Farms, and the development of Tweed BC amount to investments of $176,037, investments made by the Company and its subsidiaries of $48,618, partially offset by proceeds on the sale of Bennett North of $7,000.

In comparison, the cash used in investing activities during the year ended March 31, 2017 of $18,602 was primarily due to the expansion of growing capacity at Tweed, acquisition of the Smiths Falls facility from the landlord, improvements at Vert, and investments made to improve production efficiencies such as high capacity oil extraction and new offerings such as soft-gel capsules amounting together to $29,391, partially offset by the cash and cash equivalents acquired, net of the cash paid for the acquisitions of Mettrum, Vert, Hemp and MedCann GmbH of $11,193.

CASH FROM FINANCING ACTIVITIES

The cash provided by financing activities during the year ended March 31, 2018 of $470,670 due to investment by an affiliate of Constellation of approximately $245,000, net proceeds of $192,514 from a bought deal in the fourth quarter of fiscal 2018, $35,135 raised by Canopy Rivers and net proceeds from July private placement of $24,160 and the exercise of stock options and warrants amounting to $11,823, which were partially offset by the repayment of long-term debt amounting to $1,195 and payment of share issue costs of $10,008.

In comparison, the cash provided by financing activities during the year ended March 31, 2017 of $132,098 mainly resulted from the bought deal financings which closed on April 15, 2016, August 24, 2016 and December 22, 2016 for combined net proceeds of $99,026, private placement closed on March 22, 2017 for net proceeds of $24,160, the proceeds from the issuance of new mortgage debt of $3,500, and the proceeds from the exercise of warrants and stock options amounting to $7,087. The cash proceeds were partially offset by the repayment of long-term debt amounting to $959.

LIQUIDITY, FINANCING AND CAPITAL RESOURCES

The Company is subject to risks including, but not limited to, its inability to raise additional funds through debt and/or equity financing to support the Company’s development and continued operations and to meet the Company’s liabilities and commitments as they come due. Specifically, the Company has a history of losses with an accumulated deficit of $91,649, share capital of $1,076,838 and working capital of $389,749 as at March 31, 2018. This compares to an accumulated deficit of $21,296, share capital of $621,541 and working capital of $154,941 as at March 31, 2017. See below under the heading “Risk Factors”.

CAPITAL ACTIVITIES

The Company manages its capital with the objective of maximizing shareholder value and sustaining future development of the business. The Company defines capital as the Company’s equity and any debt it may issue. The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the Company’s activities. The Company, upon approval from its Board of Directors, will undertake to balance its overall capital structure through new share issues, the issue of debt or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company’s principal capital needs are for funds to expand its growing rooms, ancillary rooms, strategic acquisitions, and general working capital requirements to fund operations and to support growth including new opportunities to produce and sell cannabis oil and dry cannabis buds. Since its formation, the Company has financed its cash requirements primarily through the issuance of capital stock with the following exceptions.

On November 7, 2014, a mortgage was obtained on the Tweed Farms property. The mortgage was obtained from Farm Credit Canada for an original amount of $1,875 (March 31, 2018 - $1,089) at an annual interest rate of 5.3% and had a term of 5 years and an amortization period of 7 years. On August 5, 2016, the Company obtained a second mortgage on the Tweed Farms property with the same Canadian financial institution for an original amount of $3,500 (March 31, 2018 – $2,777) with an annual interest rate of 4.9%, term of 5 years and an amortization period of 7 years. Through the acquisition of Mettrum on January 31, 2017, the Company has an additional mortgage of $2,648, also with the same Canadian financial institution, on the Mettrum property, with an annual interest rate of 4.8%, term of 5 years and an amortization period of 7 years. Through the acquisition of Bedrocan on August 28, 2015, the Company has a long-term debt facility totaling $1,564 with an interest rate of 10%, due on July 1, 2024, payable in blended monthly payments (See “Transactions with Related Parties”).

The Company also has revolving lines of credit for up to $5,500 with the same Canadian financial institution holding the three mortgages, with variable interest rates based on the CIBC prime rate plus 1.2% with a 5-year term and interest only payments on drawn amounts, but is payable on demand or may be prepaid at any time at the option of the Company. The lines of credit are subject to disbursement conditions related to capital expenditures at Tweed Farms and Mettrum. The lines of credit were undrawn as at March 31, 2018.

The Company’s authorized share capital is an unlimited number of common shares of which 199,557,208 common shares were issued and outstanding as at March 31, 2018, after including 236,227 escrowed shares to be released after meeting certain conditions (March 31, 2017 – 162,187,262 common shares).

The Company has 17,245,835 options outstanding at March 31, 2018 under the Company employee stock option plan (“ESOP”) at prices between $0.56 and $33,66 per share (March 31, 2017 – 10,044,112 option shares).

At March 31, 2018 the Company also had 18,912,012 warrants for common shares outstanding. This includes 18,876,901 warrants held by an affiliate of Constellation with an exercise price of $12.9783 which expire on May 1, 2020 and 35,111 warrants with exercise prices between $3.80 and $4.56 which expire on April 30, 2018.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements other than those as stated below in the section titled “Transactions with Related Parties”.

TRANSACTIONS WITH RELATED PARTIES

The Company had previously been leasing office premises from Tweed Hershey Drive Inc., which was related through common ownership (the Company’s CEO and chairman is a significant shareholder of the lessor). On January 13, 2017, the Company acquired the land and buildings at 1 Hershey Drive in Smiths Falls, Ontario. Details of the amounts expensed and owing related to these premises are detailed in Note 25 Related Parties in the Annual Financial Statements.

The Company leases premises for the two Bedrocan facilities in Toronto and a facility in Edmonton from a company controlled by Murray Goldman, a director of Canopy Growth Corporation. The Bedrocan facility leases expire on October 15, 2018 and August 31, 2024 and the Edmonton facility lease expires on July 31, 2037. Details of the amounts expensed and owing related to these premises are described in Note 25 Related Parties in the Annual Financial Statements.

The Company leases premises for the Mettrum Hemp’s production facility located in Barrie, Ontario from Greg Herriott, the former founder and shareholder of Mettrum Hemp and former officer of Mettrum, now the president of Mettrum Hemp and a shareholder of the Company. The lease has a term of five (5) years with an expiration date of March 31, 2020 together with one (1) extension term of five (5) years. Details of the amounts expensed and owing related to these premises are described in Note 25 Related Parties in the Annual Financial Statements.

The Chief Executive Officer has been engaged to provide services to the Company at $55 per quarter and is eligible for up to a $300 annual bonus. Details of the amounts expensed and owing are described in Note 25 Related Parties in the Annual Financial Statements.

The Company currently has a loan payable to Murray Goldman, a director of the Company. Included in interest expense for the year ended March 31, 2018 was an amount of $169 (for the year ended March 31, 2017 - $179). At March 31, 2018, the loan balance was $1,564 (March 31, 2017 - $1,724).

Pursuant to the share purchase agreement with Hemp.CA, the company entered into a lease for the Vert and Hemp.CA properties with Dany Lefebvre, a shareholder of Hemp.CA who for a period of time following the acquisition was an employee of Canopy. The lease was to expire on November 1, 2036 and the Company had two automatic renewal terms of 10 years each. As of March 31, 2018, the related lease was cancelled and the expense incurred under the lease including base rent, operating costs, and cancellation costs were $84 since acquisition.

During the year ended March 31, 2018, $708 was expensed in director’s fees (for the year ended March 31, 2017 - $203). The Company had $nil owing in accounts payable and accrued liabilities to directors at March 31, 2018 and 2017.

At March 31, 2018 the Company had loans receivable from six officers and two directors (see below) relating to the share purchase loan described in the Annual Financial Statements. At March 31, 2018, the total loans receivable was $503 with the balance due from employees of or consultants to the Company. The loans receivables relating to officers and directors of $288 were discharged in full on May 8, 2018 (March 31, 2017 - $nil).

Name	Title	Loan amount
Bruce Linton	Chief Executive Officer	$83
Tim Saunders	Chief Financial Officer	42
Dave Pryce	VP, International Market Expansion and Government Relations	4
John Bell	Independent Director	33
Mark Zekulin	President	63
Murray Goldman	Director	21
Phil Shaer	Chief Legal Officer	25
Ru Wadasinghe	Chief Information Officer	17
		$288

These transactions are in the normal course of operations and are measured at the exchange amounts being the amounts agreed to by the parties.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. An evaluation of the design of Disclosure Controls was done under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, because of the material weakness in our internal control over financial reporting described below, our Disclosure Controls were not effective as at March 31, 2018.

Internal Controls Over Financial Reporting

National Instrument 52-109 requires the CEO and CFO to certify that they are responsible for establishing and maintaining internal controls over financial reporting (“ICFR”) for the Company and that those internal controls have been designed and are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. The CEO and CFO are also responsible for disclosing any changes to the Company’s internal controls during the most recent period that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

The Company’s management, under the supervision and with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the Company´s internal control over financial reporting as of March 31, 2018, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework (2013 (the “COSO 2013 Framework”). Based on this evaluation management concluded that a material weakness existed as of March 31, 2018, as described below.

As of March 31, 2018, the Company did not maintain effective internal controls over Corporate-wide EUC spreadsheets, the accounting complexities encountered in the financial reporting relies on equally complex spreadsheets. Spreadsheets are inherently prone to error due to their manual nature. The Company´s controls related to spreadsheets did not address all risks associated with updating assumptions, manual entry into spreadsheets, completeness of data entry, nor evidence of review of completed spreadsheets.

Because of the material weakness described above, management concluded that the Company’s internal controls over financial reporting were not effective as at March 31, 2018. Accordingly, a reasonable possibility exists that material misstatements in the Company’s financial statements will not be prevented or detected on a timely basis.

Remediation of material weaknesses previously identified as not remediated and related material changes in internal control over financial reporting

Reliance on End User Computing (“EUC”) – Throughout fiscal 2018 Management continued to strengthen and improve controls related to the remaining material weaknesses related to End User Computing in the following ways:

•

Continued engagement of third party resources to assist the Company in its risk assessment process and in completing the design and implementation of certain internal controls over financial reporting pursuant to the COSO 2013 Framework;

•

Inventoried EUC spreadsheets in use and associated control and implementation of several IT supported systems to reduce reliance on EUC tools. Further IT support initiatives are underway to reduce the use of EUC tools;

•

A cross-functional business transformation process, enabled by a new end to end Enterprise Resource Planning (“ERP”) system was launched in June 2017 to standardize and automate business processes and controls across the organization domestically and internationally. The project is a major initiative that is utilizing third party consultants and will expand the depth and breadth of the finance and information technology organizations. The project, named Project Summit, will enable continuous improvement and scalability.

The material weakness related to reliance on EUC has not been fully remediated as at March 31, 2018. Remediation is expected to be completed in fiscal 2019 with the implementation of the ERP system.

IT General Controls - Management previously concluded that, as of March 31, 2017, the Company’s IT general controls, specifically user access and change management processes, were determined to be a material weakness in the Company’s internal control over financial reporting. Management implemented process improvements in both the areas of user access and change management. A revalidation of information technology user access and refresher training was undertaken. Additionally, tools to allow for tighter management of user access were implemented on key systems. Management considers the previously identified material weakness related to IT General Controls to be remediated as at March 31, 2018.

Other than those described above, there have been no changes in the Company's internal control over financial reporting during the three months ended March 31, 2018 that have materially affected, or are likely to materially affect, the Company's internal control over financial reporting.

No assurance can be provided at this time that the actions and remediation efforts will effectively remediate the material weakness described above or prevent the incidence of other material weaknesses in the Company’s internal control over financial reporting in the future. Management, including the Chief Executive Officer and Chief Financial Officer, does not expect that disclosure controls and procedures or internal control over financial reporting will prevent all errors, even as the remediation measures are implemented and further improved to address the material weaknesses. A control system is subject to inherent limitations and even those systems determined to be effective can provide only reasonable, but not absolute, assurance that control objectives will be met with respect to financial statement preparation and presentation.

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has limited the scope of the design of the Company’s disclosure controls and procedures and internal controls over financial reporting to exclude controls, policies and procedures and internal controls over financial reporting of the recently acquired operations of Tweed Grasslands Cannabis Inc. (acquired May 1, 2017), Spot Thrapeutics Inc (acquired on August 28, 2017), Grow House JA Limited (acquired 49% on September 6, 2017), Spectrum Cannabis Denmark ApS (acquired control on September 20, 2017), Les Serres Vert Cannabis (acquired 66.7% interest on December 18, 2017) and BC Tweed Joint Venture Inc (acquired 66.7% interest  on October 10, 2017). The operations of Tweed Grasslands Cannabis Inc., Spot Therapeutics Inc.,Grow House JA Limited, Spectrum Cannabis Denmark ApS , Les Serres Vert Cannabis and BC Tweed Joint Venture Inc combined, represent approximately 12% of the Company’s assets (approximately 1% of current assets and 21% of non-current assets); they also represent approximately 26% of current liabilities and 6% of long-term liabilities, 0% of the Company’s revenues and 7% of operating expenses for the year ended March 31, 2018 and 0% of the Company’s revenues and 24% of operating expenses for the three months ended March 31, 2018.

ADDITIONAL GAAP MEASURES

The Company uses “Income from operations” as an additional GAAP financial measure within the financial statements and MD&A,but is not a defined term under IFRS to assess performance. Management believes that this measure provides useful supplemental information to investors and is computed on a consistent basis for each reporting period.

Income from operations is calculated as total revenues less total operating expenses derived from the Consolidated Statements of Operations. It is used by management to analyze operating performance, but it is not intended to represent an alternative to net earnings or other measures of financial performance in accordance with IFRS.

NON-GAAP MEASURE

“Adjusted EBITDA” is a metric used by management which is Income (loss) from operations, as reported, before interest, tax, and adjusted for removing other non-cash items, including the stock-based compensation expense, depreciation, and the non-cash effects of accounting for biological assets and inventories, and further adjusted to remove acquisition related costs. Management believes “Adjusted EBITDA” is a useful financial metric to assess its operating performance on a cash basis before the impact of non-cash items and acquisition related activities.

RISKS AND UNCERTAINTIES

Many factors could cause the Company’s actual results, performance and achievements to differ materially from those expressed or implied by the forward-looking statements and forward-looking information, including without limitation, the following factors, which are discussed in greater detail under the heading “Risk Factors” in the Company’s AIF dated June 27 2018 and in the Company’s Short-Form Prospectuses dated December 16, 2016, August 18, 2016, and April 8, 2016 and January 31, 2018 filed with securities regulators and available on www.sedar.com, which risk factors are incorporated by reference into this document, and should be reviewed in detail by all readers:

•	The Company has a history of losses, may incur significant losses in the future and may not achieve or maintain profitability;
•	The Company’s ability to grow, store and sell medical cannabis in Canada are dependent upon licenses from Health Canada which are subject to ongoing compliance and reporting requirements;

•	The activities of the Company are subject to regulation by governmental authorities, particularly Health Canada;
•	The laws, regulations and guidelines generally applicable to the cannabis industry domestically and internationally may change in ways currently unforeseen by the Company;
•

Any amendment to or replacement of the ACMPR may cause adverse effects to the Company’s operations. The risks to the business of the Company represented by this decision and subsequent regulatory changes could reduce the addressable market for the Company’s products and could materially and adversely affect the business, financial condition and results of operations of the Company;

•

On April 13, 2017, the Government of Canada released the proposed Cannabis Act to regulate the production, distribution and sale of cannabis for unqualified adult use. On November 27, 2017, the House of Commons passed the proposed Cannabis Act, and on December 20, 2017, the Prime Minister communicated that the Canadian Federal Government intends to legalize cannabis in the summer of 2018. The proposed Cannabis Act is currently before the Senate. It is unknown whether the Cannabis Act will be passed. Several recommendations from the Task Force reflected in the Cannabis Act including, but not limited to, permitting home cultivation, potentially easing barriers to entry into the Canadian recreational cannabis market and restrictions on advertising and branding, could materially and adversely affect the business, financial condition and results of operations of the Company;

•

The proposed Cannabis Act is not yet in force, and the regulations to the Cannabis Act have not yet been published. There can be no assurance that the legalization of recreational cannabis by the Canadian Federal Government will occur on the terms in the proposed Cannabis Act or at all, and the legislative framework pertaining to the Canadian recreational cannabis market is uncertain;

•

The governments of British Columbia, Alberta, Manitoba, Ontario, Québec and New Brunswick have also made varying announcements on the proposed regulatory regimes for the distribution and sale of cannabis for recreational purposes. There is no guarantee that provincial legislation regulating the distribution and sale of cannabis for recreational purposes will be enacted according to the terms announced by such provinces, or at all, or that any such legislation, if enacted, will create the growth opportunities that the Corporation currently anticipates;

•

The Company’s operations are subject to various laws, regulations and guidelines relating to the manufacture, management, transportation, storage and disposal of medical cannabis but also including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment;

•	Third parties with which the Company does business may perceive that they are exposed to reputational risk because of the Company’s cannabis business activities;
•	The operation of the Company can be impacted by adverse changes or developments affecting the facilities of the Company’s wholly-owned subsidiaries;
•	The Company’s ability to recruit and retain management, skilled labour and suppliers is crucial to the Company’s success;
•

The Company’s growth strategy contemplates outfitting its facilities with additional production resources. A variety of factors could cause these activities to not be achieved on time, on budget, or at all. As a result, there is a risk that the Company may not have product or sufficient product available to meet the anticipated demand or to meet future demand when it arises;

•	The Company and its wholly-owned subsidiaries have limited operating histories;
•

Even if its financial resources are sufficient to fund its current operations, there is no guarantee that the Company will be able to achieve its business objectives. The continued development of the Company may require additional financing and there can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company;

•

There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and manufacturing and marketing experience than the Company;

•

The Company believes the cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the cannabis produced. Consumer perception of the Company’s products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the medical cannabis market or any product, or consistent with earlier publicity;

•

The Company and its wholly-owned subsidiaries face an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury;

•

The products of the Company’s wholly-owned subsidiaries could be subject to the recall or return of their products for a variety of reasons. If a product recall or return should happen, the Company could be required to incur unexpected expenses and divert management attention and could see harm caused to its image and product sales decline. In addition, as result of the product recall or return, the Company and its wholly-owned subsidiaries could face increase operational scrutiny by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses;

•	The introduction of home and designated growing may have a negative impact on the Company’s sales and infringe on the Company’s market;
•

Greater access to medical cannabis, through home and designated growing and illegal dispensaries, may decrease the number of patients registering with the Company and may cause registered patients to leave the Company and grow for themselves;

•	Home and designated growing may increase access to cannabis in the illegal market, potentially impacting the public’s perception of the Company, and the cannabis industry as a whole;
•

Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition and operating results of the Company;

•

The Company is largely reliant on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the medical cannabis industry in Canada. A failure in the demand for its products to materialize because of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company;

•	The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls;
•	The Company may engage in acquisitions or other strategic transactions or make investments that could result in significant changes or management disruption;
•	The Company could fail to integrate acquired companies into the business of the Company;
•	Completed acquisitions, strategic transaction or investments could fail to increase shareholder value;
•

Certain of the Directors and Officers of the Company are also directors and officers of other companies, and conflicts of interest may arise between their duties as officers and directors of the Company and as officers and directors of such other companies;

•	The Company may become party to litigation, mediation and/or arbitration from time to time in the ordinary course of business which could adversely affect its business;
•	The market price for the common shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control;
•	There can be no assurance that an active and liquid market for the common shares will be maintained and an investor may find it difficult to resell any securities of the Company;
•

Prior to the start of trading on March 20, 2017, the Company was the first cannabis company to be added to the health care section of the S&P/TSX Composite Index. In order to be added to the Composite Index, the Company had to meet certain market capitalization, liquidity, and domicile requirements. Big institutional investors and index funds use the Composite Index to guide buying decisions, which could influence the trading price of the Company’s shares;
•

October 16, 2017, the TSX provided clarity regarding the Requirements to applicants and TSX-listed issuers with business activities in the cannabis sector. In TSX Staff Notice 2017-0009, the TSX notes that issuers with ongoing business activities that violate U.S. federal law regarding cannabis are not in compliance with the Requirements. These business activities may include (i) direct or indirect ownership of, or investment in, entities engaging in activities related to the cultivation, distribution or possession of cannabis in the U.S., (ii) commercial interests or arrangements with such entities, (iii) providing services or products specifically targeted to such entities, or (iv) commercial interests or arrangements with entities engaging in providing services or products to U.S. cannabis companies. The TSX reminded issuers that, among other things, should the TSX find that a listed issuer is engaging in activities contrary to the Requirements, the TSX has the discretion to initiate a delisting review. If the TSX were to initiate a delisting review in respect of the Company, there could be an adverse effect on the trading price of the Company’s shares;

•	The Company does not anticipate paying any dividends on the common shares in the foreseeable future. Dividends paid by the Company would be subject to tax and, potentially, withholdings;
•

The Company’s operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land; the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety;

•	The Company has, and will have, certain business arrangements with third parties, the breakdown/loss of which could impact its operations;
•

On October 30, 2017, The Company announced that it entered into a strategic relationship with an affiliate of Constellation. The Company and the affiliate of Constellation entered into an Investor Rights Agreement pursuant to which the Company granted registration rights to the affiliate of Constellation and certain pre-emptive rights whereby, subject to certain exceptions, the affiliate of Constellation may maintain its pro rata ownership in the Company or cause the Company to take steps to assist it in selling some or all of the Common Shares it holds. In addition, in connection with the Constellation transaction, the Company is subject to a number of restrictions on activities that the Company cannot undertake without consent of the Constellation affiliate. These restrictions limit the Company’s ability to conduct certain business, and it is possible that such restrictions could significantly adversely affect the business, financial condition and results of operations of the Company;

•

An affiliate of Constellation owns a substantial number of the outstanding common shares of the Company (on a fully diluted basis) and, through its pre-emptive rights, has the ability to maintain its ownership level. As such, this shareholder is in a position to exercise significant influence over matters requiring shareholder approval, including the election of directors and the determination of significant corporate actions. As well, this shareholder could delay or prevent a change in control of the Company that could otherwise be beneficial to the Company’s shareholders;

•

The Company currently has, and may in the future enter into further, strategic alliances with third parties that it believes will complement or augment its existing business. The Company’s ability to complete strategic alliances is dependent upon, and may be limited by, the availability of suitable candidates and capital. In addition, strategic alliances could present unforeseen integration obstacles or costs, may not enhance the Company’s business, and may involve risks that could adversely affect the Company, including significant amounts of management time that may be diverted from operations to pursue and complete such transactions or maintain such strategic alliances. Future strategic alliances could result in the incurrence of additional debt, costs and contingent liabilities, and there can be no assurance that future strategic alliances will achieve, or that the Company’s existing strategic alliances will continue to achieve, the expected benefits to the Company’s business or that the Company will be able to consummate future strategic alliances on satisfactory terms, or at all. Any of the foregoing risks and uncertainties could have a material adverse effect on the Company’s business, financial condition and results of operations;

•

The Company’s expansion into jurisdictions outside of Canada is subject to risks. In addition, in jurisdictions outside of Canada, there can be no assurance that any market for the Company’s products will develop. The Company may face new or unexpected risks or significantly increase its exposure to one or more existing risk factors, including economic instability, changes in laws and regulations, and the effects of competition. These factors may limit the Company’s ability to successfully expand its operations into such jurisdictions and may have a material adverse effect on the Company’s business, financial condition and results of operations;

•	The Company’s operations in emerging markets are subject to political and other risks associated with operating in a foreign jurisdiction;
•

The Company continues to monitor developments and policies in the emerging markets in which it operates and assess the impact thereof to its operations; however, such developments cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability;

•	Corruption and fraud in certain emerging markets relating to ownership of real property may adversely affect the Company’s business;
•

Inflation in emerging markets, along with governmental measures to combat inflation, may have a significant negative effect on local economies and also on the Company’s financial condition and results of operations;

•	The Company’s operations may be impaired as a result of restrictions on the acquisition or use of properties by foreign investors or local companies under foreign control;
•

The legal and regulatory requirements in the foreign countries in which the Company operates with respect to the cultivation and sale of marijuana, banking system and controls, as well as local business culture and practices are different from those in Canada. The officers and directors of the Company must rely, to a great extent, on the Company’s local legal counsel and local consultants retained by the Company in order to keep abreast of material legal, regulatory and governmental developments as they pertain to and affect the Company’s business operations, and to assist the Company with its governmental relations. The Company must rely, to some extent, on those members of management and the Company’s board of directors who have previous experience working and conducting business in these countries, if any, in order to enhance its understanding of and appreciation for the local business culture and practices. The Company also relies on the advice of local experts and professionals in connection with current and new regulations that develop in respect of the cultivation and sale of marijuana as well as in respect of banking, financing, labour, litigation and tax matters in these jurisdictions. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices are beyond the control of the Company. The impact of any such changes may adversely affect the business of the Company;

•	The Company may expand into other geographic areas, which could increase the Corporation's operational, regulatory and other risks; and
•	The Company may be responsible for corruption and anti-bribery law violations.